Redacted Copy

BANRO CORPORATION

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THE GUARANTORS AND OBLIGORS NAMED ON THE SIGNATURE PAGES HERETO

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TSX TRUST COMPANY

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EQUITY FINANCIAL TRUST COMPANY

AMENDED & RESTATED COLLATERAL TRUST AGREEMENT

April 19, 2017

Redacted Copy

(i)

EXHIBIT A TO THE AMENDED & RESTATED COLLATERAL TRUST AGREEMENT FORM OF COLLATERAL TRUST JOINDER

EXHIBIT B TO THE AMENDED & RESTATED COLLATERAL TRUST AGREEMENT JURISDICTIONS, CHIEF EXECUTIVE OFFICE AND TRADE NAMES OF OBLIGORS

(ii)

AMENDED & RESTATED COLLATERAL TRUST AGREEMENT

            THIS AMENDED & RESTATED COLLATERAL TRUST AGREEMENT (this “Agreement”) is made effective as of the 19th day of April, 2017,

AMONG:

BANRO CORPORATION, as Banro and the Company, and an Obligor

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THE GUARANTORS named on the signature pages hereto, as Guarantors and as Obligors

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TSX TRUST COMPANY, as Collateral Agent

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EQUITY FINANCIAL TRUST COMPANY, as Assigning Collateral Agent

RECITALS:

A.

The Company and its certain subsidiaries are parties to, or guarantors of certain indebtedness and obligations, including 10% senior secured notes due 2021 (the “Notes”) in an aggregate principal amount of $197,500,000 pursuant to an Indenture dated as of the date hereof (as amended, supplemented, amended and restated or otherwise modified and in effect from time to time in accordance with Article 9 thereof, the “Indenture”) among the Company, each of the guarantors named therein and TSX Trust Company, as Canadian trustee and The Bank of New York Mellon as U.S. trustee (each, in such capacity and together with its successors in such capacity, the “Indenture Trustees”).

B.

The Obligors intend to secure the Obligations owing to current and future holders of Priority Lien Debt on a priority basis and, subject to such priority, Obligations under the Indenture and any current and future Parity Lien Debt, with Liens in all present and future Collateral to the extent that such Liens have been provided for in the applicable Collateral Documents.

C.

Banro and the Guarantors entered into a collateral trust agreement on March 2, 2012, which agreement was twice amended by agreements dated April 6, 2015 and February 16, 2016 (the “Original CTA”) setting forth the terms on which (i) each Parity Lien Secured Party appointed the original collateral agent and (ii) each Priority Lien Secured Party appointed the original collateral agent to act as the trustee for the present and future holders of the Secured Obligations to receive, hold, maintain, administer and distribute the Collateral at any time delivered to the collateral agent or the subject of the Collateral Documents, and to enforce the Collateral Documents and all interests, rights, powers and remedies of the collateral agent with respect thereto or thereunder and the proceeds thereof.

D.

The Parties intend to amend and restate the Original CTA to, among other things, specify certain limitations on the Priority Liens and Parity Liens, and assign the obligations of the Assigning Collateral Agent under the Original CTA to the Collateral Agent.

            NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree that the Original CTA shall be amended, restated and superceded as follows:

ARTICLE 1
DEFINITIONS; PRINCIPLES OF CONSTRUCTION

1.1        Defined Terms.

The following terms will have the following meanings:

“Act of Instructing Debtholders” means, as to any matter at any time:

(a)	prior to the Discharge of Priority Lien Obligations, a direction in writing delivered to the Collateral Agent by or with the written consent of the holders of more than 66 2/3% of the sum of:

	(i)	the aggregate outstanding principal amount of Priority Lien Debt (including the undrawn amount of outstanding letters of credit whether or not then available to be drawn); and

	(ii)	other than in connection with the exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Priority Lien Debt; and

(b)

at any time after the Discharge of Priority Lien Obligations, a direction in writing delivered to the Collateral Agent by or with the written consent of the Parity Debt Representatives representing the holders of 66 2/3% of the aggregate outstanding principal amount of all Parity Lien Debt, voting together as a single class.

For purposes of this definition, Secured Debt registered in the name of, or beneficially owned by, the Company or any Affiliate of the Company will be deemed to be not outstanding and votes will be determined in accordance with Section 9.2.

“Actionable Default” means:

(a)	prior to the Discharge of Priority Lien Obligations, the occurrence of any event of default under any Priority Lien Document, the result of which is that:

	(i)	the holders of Priority Lien Debt under such Priority Lien Document have the right to declare all of the Secured Obligations thereunder to be due and payable prior to the stated maturity thereof; or

	(ii)	such Secured Obligations automatically become due and payable prior to the stated maturity thereof; and

(b)	at any time after the Discharge of Priority Lien Obligations, the occurrence of any event of default under any Parity Lien Document, the result of which is that:

	(i)	the holders of Parity Lien Debt under such Parity Lien Document have the right to declare all of the Secured Obligations thereunder to be due and payable prior to the stated maturity thereof; or

	(ii)	such Secured Obligations automatically become due and payable prior to the stated maturity thereof.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person, means possession, directly or indirectly, of the power (including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”) to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; provided however, neither Gramercy Funds Management LLC, nor any funds or accounts managed by Gramercy Funds Management LLC, nor Resource FinanceWorks Limited, nor BlackRock World Mining Trust PLC, nor any of their respective affiliates shall be construed as an “Affiliate” of the Company or any other Obligor for purposes of this Agreement. “Board of Directors” means:

(a)	with respect to a corporation, the board of directors of the corporation or the executive committee of the board of directors of the corporation;

(b)	with respect to a partnership; the board of directors of the general partner of the partnership; and

(c)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in Toronto, Canada or New York, New York are authorized or required by law to close.

“Capitalized Lease Obligation” means an obligation that would have been required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible or exchangeable into such equity.

“Class” means (a) in the case of Parity Lien Debt, every Series of Parity Lien Debt, taken together, and (b) in the case of Priority Lien Debt, every Series of Priority Lien Debt, taken together.

“Collateral” means (a) all of the existing and after acquired property of the Obligors, including any and all Capital Stock the Obligors hold in their Subsidiaries and other Investments, and (b) all of the existing and after acquired property, including accounts receivable, letter of credit rights, inventory, deposit accounts, securities accounts, instruments and chattel paper, general intangibles, records related to any of the foregoing and certain assets related thereto, in each case held by the Obligors, but excluding (A) any mining assets or other assets in respect of which an Obligor would be required to obtain approval from any governmental or regulatory authority in the Democratic Republic of the Congo in order to incur Liens on such assets and (B) Excluded Assets.

“Collateral Agent” means TSX Trust Company and its successors appointed in accordance herewith from time to time as the Collateral Agent and in whose name Liens in the Collateral will be granted for the benefit of the Secured Parties under and pursuant to this Agreement and the other Collateral Documents, and including any Affiliate or agent of the Collateral Agent which carries on business in a jurisdiction outside of Canada where the Collateral is located for the purpose of holding the Liens in the Collateral on behalf of the Secured Parties.

“Collateral Documents” means this Agreement, the Securities Pledge Agreements, the General Security Agreements, and all security agreements, pledge agreements, collateral assignments, collateral agency agreements, debentures, control agreements or other grants or transfers for security executed and delivered by any Obligor creating (or purporting to create) a Lien upon Collateral in favour of the Collateral Agent for the benefit of the Secured Parties under which rights or remedies with respect to any such Lien are governed, in each case as amended, modified, renewed, restated or replaced, in whole or in part, from time to time, in accordance with the provisions of the respective Collateral Document and the applicable Security Debt Documents.

“Collateral Records” means books, records, ledgers, files, correspondence, customer lists, supplier lists, blueprints, technical specifications, manuals, computer software and related documentation, computer printouts, tapes, disks and other electronic storage media and related data processing software and similar items that at any time evidence or contain information relating to any of the Collateral or are otherwise necessary or helpful in the collection or use thereof or realization thereupon.

“Collateral Trust Joinder” means an agreement substantially in the form of Exhibit A.

“Disposition” means with respect to any asset of any Person, any direct or indirect sale (including, where the context so requires, the sale of the Person itself), lease (where such Person is the lessor of such asset), assignment, cession, transfer (including any transfer of title or possession), exchange, conveyance, release or gift of such asset, and includes the collection, foreclosure or other realization upon collateral pledged by such Person; and “Dispose”, “Disposal” and “Disposed” have meanings correlative thereto.

“Deferred Revenue Financing Arrangements” means any financing transaction pursuant to which (a) an Obligor receives cash advances or deposits in respect of future revenues from the sale of specified mineral assets to a person other than an Affiliate, (b) such advances or deposits are recorded as liabilities, but not as debt, on the consolidated balance sheet of Banro and (c) such liability is amortized upon the delivery of such mineral assets.

“Discharge of Priority Lien Obligations” means the occurrence of all of the following:

(a)	termination of all commitments to extend credit that would constitute Priority Lien Debt;

(b)	payment in full in cash of the principal of and interest, fees and premium (if any) on all Priority Lien Debt (other than any undrawn letters of credit);

(c)

discharge or cash collateralization (at the lower of (i) 105% of the aggregate undrawn amount and (ii) the percentage of the aggregate undrawn amount required for release of liens under the terms of the applicable Priority Lien Document) of all outstanding letters of credit and bankers’ acceptances constituting Priority Lien Debt; and

(d)

payment in full in cash of all other Priority Lien Obligations that are outstanding and unpaid at the time the Priority Lien Debt is paid in full in cash (other than any obligations for taxes, costs, indemnifications, reimbursements, damages and other liabilities in respect of which no claim or demand for payment has been made at such time), provided that, for purposes of this definition only, the Namoya Priority Stream Obligations and the Twangiza Priorty Stream Obligations, shall not be considered Priority Lien Debt.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(a)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(b)

is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Company or its Subsidiaries (it being understood that upon such conversion or exchange it shall be an Incurrence of such Indebtedness or Disqualified Stock); or

(c)	is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock.

“Dore Loan Agreement” means the letter agreement dated July 15, 2016 among Baiyin International Investment Ltd and Twangiza Mining S.A. (as amended or restated from time to time) pursuant to which Baiyin International Investment Ltd agreed to advance a $10 million loan to Twangiza Mining S.A., as amended.

“Dore Loan Obligations” means the liabilities and obligations of Banro and certain of the Obligors under or in connection with the Dore Loan Agreement.

“equally and ratably” means, in reference to sharing of Liens or proceeds thereof as between Secured Parties of the same Class, that such Liens or proceeds:

(a)

will be allocated and distributed first to the Secured Debt Representative for each outstanding Series of Secured Debt within that Class, for the account of the holders of such Series of Secured Debt, ratably in proportion to the principal of, and interest, fees and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made under such letters of credit) on each outstanding Series of Secured Debt within that Class when the allocation or distribution is made, and thereafter

(b)

will be allocated and distributed (if any remain after payment in full of all of the principal of, and interest, fees and premium (if any) and reimbursement obligations (contingent or otherwise) with respect to letters of credit, if any, outstanding (whether or not drawings have been made on such letters of credit) on, all outstanding Secured Obligations within that Class) to the Secured Debt Representative for each outstanding Series of Secured Obligations within that Class, for the account of the holders of any remaining Secured Obligations within that Class, ratably in proportion to the aggregate unpaid amount of such remaining Secured Obligations within that Class due and demanded (with written notice to the applicable Secured Debt Representative and the Collateral Agent) prior to the date such distribution is made.

“equity interests” means, with respect to any Person, shares of Capital Stock of such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of Capital Stock of such Person, securities convertible into or exchangeable for shares of Capital Stock of such Person or warrants, rights or options for the purchase or other acquisition from such Person of such shares of Capital Stock, whether voting or non-voting, and whether or not such shares of Capital Stock, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

“Excluded Assets” means:

(a)

any lease, license, contract, property right or agreement to which any Obligor has the benefit, to the extent that (i) such lease, license, contract, property right or agreement is not assignable or capable of being encumbered as a matter of law or under the terms of the lease, license, contract, property right or agreement applicable thereto (but solely to the extent that any such restriction shall be enforceable under applicable law), without the consent of the licensor or lessor thereof or other applicable party thereto and (ii) such consent has not been obtained; provided, however, that the term “Excluded Assets” shall not include, (y) any and all proceeds of such lease, license, contract, property right and agreement to the extent that the assignment or encumbering of such proceeds is not so restricted and (z) if the consent of any such licensor, lessor or other applicable party with respect to any such otherwise excluded lease, license, contract, property right and agreement shall hereafter be obtained, thereafter such lease, license, contract, property right and agreement as well as any and all proceeds thereof that might theretofore have been included in the term “Excluded Assets” shall be excluded from such term;

(b)

property, plant and equipment owned by any Obligor on the date hereof or thereafter acquired that is subject to a Lien securing a mortgage financing, purchase money obligation or Capitalized Lease Obligation permitted to be incurred pursuant to the provisions of the Indenture if the contract or other agreement in which such Lien is granted (or the documentation providing for such purchase money obligation or Capitalized Lease Obligation) validly prohibits the creation of any other Lien on such assets;

(c)

the last day of the term of any lease or agreement therefor but upon the enforcement of the Lien granted by the Collateral Documents, any Obligor shall stand possessed of such last day in trust to assign the same to any person acquiring such term;

(d)	any consumer goods of any Obligor;

provided, however, that Excluded Assets shall not include any “proceeds” (as such term is defined in the PPSA), substitutions or replacements of any Excluded Assets referred to in clause (a), (b), (c) or (d) (unless such proceeds, substitutions or replacements would constitute Excluded Assets referred to in clause (a), (b), (c) or (d)).

“Fair Market Value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by Senior Management of Banro in good faith; provided that if the fair market value exceeds $10.0 million, such determination shall be made by the Board of Directors of Banro or an authorized committee thereof in good faith (including as to the value of all non-cash assets and liabilities) and if the fair market value exceeds $30.0 million, such determination shall be based upon an opinion or appraisal issued by an independent financial advisor.

“Forward Sale/Streaming Agreements” means the Namoya Streaming Agreement, the Twangiza Streaming Agreement, the Twangiza Forward Agreement and the Namoya Forward Agreement.

“Forward Sale/Streaming Facilities” means the transactions described in the Forward Sale/Streaming Agreements.

“General Security Agreements” means the general security agreements granted by each Secured Obligations Guarantor in favour of the Collateral Agent for the benefit of the Secured Parties as security for the payment and performance of the Secured Obligations, in each case as amended, modified, renewed, restated or replaced, in whole or part, from time to time, in accordance with its terms and the provisions of the applicable Secured Debt Documents.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly Guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(a)

to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(b)

entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term “Guarantee” will not include endorsements for collection or deposit in the ordinary course of business.

“IFRS” means the international financial reporting standards as issued by the International Accounting Standards Board as in effect from time to time. All ratios and computations based on IFRS contained in this Agreement shall be computed in conformity with IFRS.

“Incur” or “incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; and the terms “Incurred” and “Incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(a)	the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(b)	the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(c)

the principal component of all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments (including reimbursement obligations with respect thereto except to the extent such reimbursement obligation relates to a trade payable and such obligation is satisfied within 30 days of Incurrence);

(d)

the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities under IFRS, and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn- out obligation until the amount of such obligation becomes a liability on the balance sheet of such Person in accordance with IFRS;

(e)	Capitalized Lease Obligations (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(f)

the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(g)

the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons;

(h)	the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person (whether or not such items would appear on the balance sheet of the guarantor or obligor);

(i)

to the extent not otherwise included in this definition, net obligations of such Person under hedging obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such hedging obligation that would be payable by such Person at such time);

(j)

to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to a securitization transaction or series of securitization transactions; and

(k)	Deferred Revenue Financing Arrangements.

Notwithstanding the foregoing: (i) money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be “Indebtedness”; provided that such money is held to secure the payment of such interest; (ii) in connection with the purchase by the Company or any other Obligor of any business, the term “Indebtedness” will exclude post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; and (iii) “Indebtedness” shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under the Secured Debt Documents as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, reclamation obligations are not and will not be deemed to be Indebtedness.

In addition, “Indebtedness” of the Obligors shall include (without duplication) Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of the Obligors if:

(a)	such Indebtedness is the obligation of a partnership or joint venture that is not a Subsidiary of the Company (a “Joint Venture”);

(b)	the Company or any other Obligor is a general partner of the Joint Venture (a “General Partner”); and

(c)

there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of the Company or any other Obligor; and then such Indebtedness shall be included in an amount not to exceed:

(i)

the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of the Company or any other Obligor; or

(ii)

if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to the Company or any other Obligor, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Indemnified Liabilities” means any and all liabilities (including all environmental liabilities), obligations, losses, damages, penalties, actions, judgments, suits, costs, taxes, expenses or disbursements of any kind or nature whatsoever with respect to the execution, delivery, performance, administration or enforcement of this Agreement or any of the other Collateral Documents, including any of the foregoing relating to the use of proceeds of any Secured Debt or the violation of, non-compliance with or liability under, any law (including environmental laws) applicable to or enforceable against the Company or any other Obligor or any of the Collateral and all reasonable costs and expenses (including reasonable fees and expenses of legal counsel selected by the Indemnitee (on a solicitor and his own client full indemnity basis)) incurred by any Indemnitee in connection with any claim, action, investigation or proceeding in any respect relating to any of the foregoing, whether or not suit is brought.

“Indemnitee” has the meaning set forth in Section 1.1(1)(1)(a) .

“Indenture” has the meaning set forth in Recital A.

“Indenture Documents” means the Indenture, the Notes, each Note Guarantee, each Parity Debt Sharing Confirmation and the Collateral Documents (other than any Collateral Documents, if any, solely for the benefit of the holders of Priority Lien Obligations and holders of future Parity Lien Obligations that are not Notes and Notes Guarantees provided in connection with the Indenture).

“Indenture Obligations” means all Obligations in respect of the Notes or arising under the Indenture Documents, including the fees and expenses (including, without limitation, fees, expenses and disbursements of agents, counsel and professional advisors) of the Indenture Trustees and Collateral Agent. Indenture Obligations shall include all interest accrued (or which would, absent the commencement of a bankruptcy, insolvency or liquidation proceeding, accrue) after the commencement of a bankruptcy, insolvency or liquidation proceeding in accordance with and at the rate specified in the relevant Indenture Document whether or not the claim for such interest is allowed as a claim in such bankruptcy, insolvency or liquidation proceeding.

“Indenture Trustees” has the meaning set forth in Recital A.

“Insolvency Proceeding” means:

(a)

any proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of the Company or any other Obligor, any bankruptcy, insolvency, plan of arrangement, receivership or assignment for the benefit of creditors relating to the Company or any other Obligor or any similar case or proceeding relative to the Company or any other Obligor, including any proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangements Act (Canada), the Winding-up and Restructuring Act

(Canada), the Insolvency Act 1986 (England, UK), Title 11 of the United States Code entitled “Bankruptcy” or any comparable law, or any successor bankruptcy law, in each case whether or not voluntary;

(b)

any compromise, arrangement, liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to the Company or any other Obligor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(c)

any other proceeding of any type or nature in which substantially all claims of creditors of the Company or any other Obligor are determined and any payment or distribution is or may be made on account of such claims.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers, suppliers or vendors in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit (other than a time deposit)) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person and all other items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS; provided that none of the following will be deemed to be an Investment:

(a)	hedging obligations entered into in the ordinary course of business and in compliance with the Secured Debt Documents;

(b)	endorsements of negotiable instruments and documents in the ordinary course of business; and

(c)

an acquisition of assets, Capital Stock or other securities by the Company or any other Obligor for consideration to the extent such consideration consists of Common Stock of the Company or any other Obligor so long as Banro has obtained the approval of the Board of Directors of Banro.

“Junior Trust Estate” has the meaning set forth in Section 2.2.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, deed of trust, deemed trust, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the PPSA or Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Namoya Forward Agreement” means the Gold Purchase and Sale Agreement dated on or about the date hereof among Gramercy Funds Management LLC or its designate, Resource FinanceWorks Limited or its designate, the Company and Namoya Mining S.A. (as amended or restated from time to time).

“Namoya Forward Obligations” means the liabilities and obligations of the Company and certain of the other Obligors under or in connection with the Namoya Forward Agreement, referred to therein as the “PSA Obligations.” “Namoya Forward Secured Obligations” means $45,000,000 (being the Prepayment Amount in the Namoya Forward Agreement), which amount is being reduced by $1,250,000 on the date of delivery of each Scheduled Monthly Quantity (as defined in the Namoya Forward Agreement as in effect as of the date hereof) of gold, which secured obligations are referred to in the Namoya Forward Agreement as the “Secured Amount”.

“Namoya Payable Gold” has the meaning ascribed to “Payable Gold” in the Namoya Streaming Agreement.

“Namoya Priority Stream Obligations” means the obligation to, without duplication, deliver the Namoya Payable Gold, including any Namoya Payable Gold which, pursuant to the terms of the Namoya Streaming Agreement, should have been delivered to or for the benefit of the Namoya Purchaser but which was not delivered or which was used for another purpose in contravention of the Namoya Streaming Agreement but excluding, for greater certainty, any future obligation to deliver the Namoya Payable Gold, which shall continue as part of the Namoya Streaming Obligations only.

“Namoya Purchaser” has the meaning ascribed to “Purchaser” in the Namoya Streaming Agreement.

“Namoya Streaming Agreement” means the Gold Purchase and Sale Agreement dated February 27, 2015 among Namoya GSA Holdings, the Company and Namoya Mining S.A. (as amended or restated from time to time).

“Namoya Streaming Obligations” means the liabilities and obligations of the Company and certain of the other Obligors under or in connection with the Namoya Streaming Agreement.

“Namoya Streaming Secured Obligations” means the Deposit (as defined in the Namoya Streaming Agreement as in effect as of the date hereof), which amount shall be reduced pursuant to the formula set out in Section 9.2(a) of the Namoya Streaming Agreement as of the date hereof.

“Note Guarantee” means, individually, any Guarantee of payment of the Notes and the Company’s (or its successors’ or assigns’) other Obligations under the Indenture by a Guarantor pursuant to the terms of the Indenture and any supplemental indenture thereto, and, collectively, all such Guarantees.

“Notes” has the meaning set forth in Recital A.

“Notice of Actionable Default” means a written notice given to the Collateral Agent stating that an Actionable Default has occurred and is continuing, delivered by:

(a)

prior to the Discharge of Priority Lien Obligations, the Secured Debt Representative for the holders of Priority Lien Obligations that are governed by the Secured Debt Document pursuant to which the Actionable Default has occurred; and

(b)

following the Discharge of Priority Lien Obligations, the Secured Debt Representative for the holders of Parity Lien Obligations that are governed by the Secured Debt Document pursuant to which the Actionable Default has occurred.

“Obligations” means with respect to any Indebtedness of any Person (collectively, without duplication):

(a)

any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable Canadian or U.S. federal or state law or under any foreign law), other monetary obligations, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness;

(b)

any and all sums advanced by the Collateral Agent or any other Person in order to preserve the Collateral or any other collateral securing such Indebtedness or to preserve the Liens and security interests in the Collateral or any other collateral, securing such Indebtedness; and

(c)

the costs and expenses of collection and enforcement of the obligations referred to in clauses (a) and (b) of this definition, including: (i) the costs and expenses of retaking, holding, preparing for sale or lease, selling or otherwise disposing of or realizing on any Collateral or any other collateral; (ii) the costs and expenses of any exercise by the Collateral Agent or any other Person of its rights under the Collateral Documents or any other Collateral Documents; and (iii) reasonable legal fees and court costs.

“Obligor” means the Company, the Secured Obligations Guarantors and each other Person (if any) that at any time provides collateral security for any Secured Obligations.

“Officers’ Certificate” means a certificate with respect to compliance with a condition or covenant provided for in this Agreement, signed on behalf of the Company by a Responsible Officer, including:

(a)	a statement referencing the condition or covenant in question;

(b)	a statement that the Person making such certificate has read such covenant or condition;

(c)	a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate are based;

(d)

a statement that, in the opinion of such Person, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been satisfied; and

(e)	a statement as to whether or not, in the opinion of such Person, such condition or covenant has been satisfied.

“Parity Debt Representative” means:

(a)	in the case of the Notes and the Notes Guarantees, the Canadian Trustee; and

(b)

in the case of any other Series of Parity Lien Debt, the holder(s) of, or as applicable, the trustee, agent or representative of the holders of such Series of Parity Lien Debt who maintains the transfer register for, such Series of Parity Lien Debt or is appointed as a Parity Debt Representative (for purposes related to the administration of the Collateral Documents) pursuant to the credit agreement, indenture or other agreement governing such Series of Parity Lien Debt, and who has executed a Collateral Trust Joinder.

“Parity Debt Sharing Confirmation” means, as to any Series of Parity Lien Debt, the written agreement of the holders of that Series of Parity Lien Debt, as set forth in the indenture or other agreement governing that Series of Parity Lien Debt, for the benefit of all holders of each other existing and future Series of Parity Lien Debt and each existing and future Parity Debt Representative, that all Parity Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by the Company or any other Obligor to secure any Obligations in respect of such Series of Parity Lien Debt, whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Parity Lien Obligations equally and ratably, and that the holders of Obligations in respect of such Series of Parity Lien Debt are bound by the provisions of this Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under this Agreement.

“Parity Lien” means a Lien granted by a Collateral Document to the Collateral Agent upon any property of the Company or any other Obligor to secure Parity Lien Obligations.

“Parity Lien Debt” means:

(a)	the Notes and the Notes Guarantees issued on the date hereof;

(b)	the Dore Loan Obligations;

(c)	the Namoya Streaming Secured Obligations;

(d)	the Twangiza Streaming Secured Obligations; and

(e)

Indebtedness of the Company or any other Obligor in an amount not to exceed $20,000,000 provided that such Indebtedness is in the form of new working capital loans, credit facilities, letters of credit or gold forward sale transactions;

provided that:

(a)

such Indebtedness is designated by the Company, in an Officer’s Certificate delivered to each Parity Debt Representative and the Collateral Agent, as “Parity Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations and the Twangiza Streaming Obligations;

(b)	such Indebtedness is governed by an indenture or other agreement that includes a Parity Debt Sharing Confirmation; and

(c)

all requirements set forth in this Agreement as to the confirmation, grant or perfection of the Collateral Agent’s Liens to secure such Indebtedness or obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this clause (c) will be conclusively established for purposes of entitling the holders of such indebtedness to share equally and rateably with other holders of Parity Lien Debt in the benefits and proceeds of the Collateral Agent’s Liens on the Collateral if the Company delivers to the Collateral Agent an Officer’s Certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Parity Lien Debt”).

“Parity Lien Documents” means, collectively, each agreement, indenture or instrument governing each other Series of Parity Lien Debt and all other agreements governing, securing or relating to any Parity Lien Obligations.

“Parity Lien Obligations” means Parity Lien Debt and all other Obligations in respect thereof.

“Parity Lien Secured Parties” means the holders of Parity Lien Obligations and any Parity Debt Representatives.

“Parties” means the parties to this Agreement, and “Party” means any one of them.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision hereof or any other entity.

“PPSA” means the Personal Property Security Act (Ontario).

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends upon liquidation, dissolution or winding up.

“Priority Debt Representative” means the holder(s) of, or as applicable, the trustee, agent or representative of the holders of such Series of Priority Lien Debt who maintains the transfer register for, such Series of Priority Lien Debt or is appointed as a Priority Debt Representative (for purposes related to the administration of the Collateral Documents) pursuant to a credit agreement, indenture or other agreement governing such Series of Priority Lien Debt, and who has executed a Collateral Trust Joinder.

“Priority Debt Sharing Confirmation” means, as to any Series of Priority Lien Debt, the written agreement of the holders of such Series of Priority Lien Debt, as set forth in the credit agreement, indenture or other agreement governing such Series of Priority Lien Debt, for the benefit of all holders of each other existing and future Series of Priority Lien Debt and each existing and future Priority Debt Representative, that all Priority Lien Obligations will be and are secured equally and ratably by all Liens at any time granted by the Company or any other Obligor to secure any Obligations in respect of such Series of Priority Lien Debt (except that the Namoya Priority Stream Obligations and the Twangiza Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a), whether or not upon property otherwise constituting Collateral, that all such Liens will be enforceable by the Collateral Agent for the benefit of all holders of Priority Lien Obligations equally and ratably (except that the Namoya Priority Stream Obligations and the Twangiza Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a), and that the holders of Obligations in respect of such Series of Priority Lien Debt are bound by the provisions in this Agreement relating to the order of application of proceeds from enforcement of such Liens, and consent to and direct the Collateral Agent to perform its obligations under this Agreement.

“Priority Lien” means a Lien granted by a Collateral Document to the Collateral Agent upon any property of the Company or any other Obligor to secure Priority Lien Obligations.

“Priority Lien Debt” means:

(a)	the Namoya Priority Streaming Obligations;

(b)	the Twangiza Priority Streaming Obligations;

(c)	the Twangiza Forward Obligations; and

(d)	the Namoya Forward Obligations;

provided that

(a)

such Indebtedness is designated by the Company, in an Officer’s Certificate delivered to each Priority Debt Representative and the Collateral Agent, as “Priority Lien Debt” for the purposes of the Secured Debt Documents; provided that no Obligation or Indebtedness may be designated as both Parity Lien Debt and Priority Lien Debt, except for the Namoya Streaming Obligations and the Twangiza Streaming Obligations;

(b)	such Indebtedness is governed by a credit agreement, an indenture or other agreement that includes a Priority Debt Sharing Confirmation; and

(c)

all requirements set forth in this Agreement as to the confirmation, grant or perfection of the Collateral Agent’s Lien to secure such Indebtedness or obligations in respect thereof are satisfied (and the satisfaction of such requirements and the other provisions of this definition will be conclusively established if the Company delivers to the Collateral Agent an Officer’s Certificate stating that such requirements and other provisions have been satisfied and that such Indebtedness is “Priority Lien Debt”).

“Priority Lien Documents” means, collectively, the credit agreements, indentures or other agreements pursuant to which Priority Lien Debt is incurred (and not prohibited to be incurred under each applicable Secured Debt Document) and all other agreements governing or securing any Priority Lien Obligations (and not prohibited to be so secured under each applicable Secured Debt Document).

“Priority Lien Obligations” means the Priority Lien Debt and all other Obligations in respect thereof.

“Priority Lien Secured Parties” means the holders of Priority Lien Obligations and any Priority Debt Representatives.

“Responsible Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or the Secretary of Banro. Officer of any Secured Obligations Guarantor has a correlative meaning.

“RFW Purchaser” has the meaning ascribed to “Purchaser” in the Twangiza Streaming Agreement.

“Secured Debt” means Parity Lien Debt and Priority Lien Debt.

“Secured Debt Default” means any event or condition which, under the terms of any credit agreement, indenture or other agreement governing any Series of Secured Debt causes, or permits holders of Secured Debt outstanding thereunder (with or without the giving of notice or lapse of time, or both, and whether or not notice has been given or time has lapsed) to cause, the Secured Debt outstanding thereunder to become immediately due and payable.

“Secured Debt Documents” means the Parity Lien Documents and the Priority Lien Documents.

“Secured Debt Representatives” means each Parity Debt Representative and each Priority Debt Representative.

“Secured Debtholder” means, at any time, a Person that is at that time the holder of any Secured Debt or has any commitment with respect to any Secured Debt or the issuance of any letters of credit under any Secured Debt Document or the making of any loans under any Secured Debt Document.

“Secured Obligations” means the Parity Lien Obligations and the Priority Lien Obligations.

“Secured Obligations Guarantor” means each Person that at any time provides a guarantee and security in respect of any of the Secured Obligations and their respective successors and assigns. “Secured Parties” means the Parity Lien Secured Parties and the Priority Lien Secured Parties. “Securities Pledge Agreements” means the securities pledge agreements granted by each Secured Obligations Guarantor in favour of the Collateral Agent for the benefit of the Priority Lien Secured Parties and the Parity Lien Secured Parties as general and continuing security for the payment and performance of the Secured Obligations, in each case as amended, modified, renewed, restated or replaced, in whole or part, from time to time.

“Senior Management” means the chief executive officer and the chief financial officer of Banro.

“Senior Trust Estate” has the meaning set forth in Section 2.1.

“Series of Parity Lien Debt” means, severally, the Notes, the Notes Guarantees and each other issue or series of Parity Lien Debt for which a single transfer register is maintained.

“Series of Priority Lien Debt” “ means, severally, each issue or series of Priority Lien Debt for which a single transfer register is maintained as well as any other Incurrence of Priority Lien Debt designated by the Company by written notice to the Collateral Trustee as a separate series of Priority Lien Debt.

“Series of Secured Debt” means, severally, each Series of Priority Lien Debt and each Series of Parity Lien Debt.

“STA” means the Securities Transfer Act (2006).

“Stated Maturity” means, with respect to any security, the date specified in the agreement governing or certificate relating to such Indebtedness as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision, but not including any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subsidiary” of any Person means (1) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (2) any partnership, joint venture limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (1) and (2), at the time owned or controlled, directly or indirectly, by (a) such Person, (b) such Person and one or more Subsidiaries of such Person or (c) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Company.

“Trust Estates” has the meaning set forth in Section 2.2

“Twangiza Forward Agreement” means the Amended and Restated Gold Purchase and Sale Agreement Tranche 2/3 dated September 17, 2015 among Twangiza GFSA Holdings, Banro and Twangiza Mining S.A. (as amended by amending agreement dated as of January 28, 2016 and as further amended or restated from time to time).

“Twangiza Forward Obligations” means the liabilities and obligations of Banro and certain of the other Obligors under or in connection with the Twangiza Forward Agreement, referred to therein as the “PSA Obligations”.

“Twangiza Forward Secured Obligations” means $10,480,000 (being the Tranche 3 Prepayment Amount in the Twangiza Forward Agreement), subject to rateable reductions for each Scheduled Monthly Quantity (as defined in the Twangiza Forward Agreement), which secured obligations are referred to in the Twangiza Forward Agreement as the “Secured Amount”.

“Twangiza Payable Gold” has the meaning ascribed to “Payable Gold” in the Twangiza Streaming Agreement.

“Twangiza Priority Stream Obligations” means the obligation to, without duplication, deliver the Twangiza Payable Gold, including any Twangiza Payable Gold which, pursuant to the terms of the Twangiza Streaming Agreement, should have been delivered to or for the benefit of the RFW Purchaser but which was not delivered or which was used for another purpose in contravention of the Twangiza Streaming Agreement but excluding, for greater certainty, any future obligation to deliver the Twangiza Payable Gold, which shall continue as part of the Twangiza Streaming Obligations only.

“Twangiza Streaming Agreement” means the Gold Purchase and Sale Agreement dated December 31, 2015 among RFW Purchaser, Banro and Twangiza Mining S.A. (as amended or restated from time to time).

“Twangiza Streaming Obligations” means the liabilities and obligations of Banro and certain other Obligors under or in connection with the Twangiza Streaming Agreement.

“Twangiza Streaming Secured Obligations” means the Deposit (being the Deposit in the Twangiza Streaming Agreement as in effect on the date hereof), which amount shall be reduced pursuant to the formula set out in Section 9.2(a) of the Twangiza Streaming Agreement as of the date hereof.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

1.2	Rules of Interpretation.

(a)

Unless otherwise specified, all the terms used in this Agreement without initial capitals, which are defined or the meanings of which are determined in the PPSA or the STA, have the same meanings in this Agreement as defined or determined in the PPSA or the STA, as applicable.

(b)

Unless otherwise indicated, any reference to any agreement or instrument will be deemed to include a reference to that agreement or instrument as assigned, amended, supplemented, amended and restated, or otherwise modified and in effect from time to time or replaced in accordance with the terms of this Agreement.

(c)

The use in this Agreement or any of the other Collateral Documents of the word “include” or “including,” when following any general statement, term or matter, will not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but will be deemed to refer to all other items or matters that fall within the broadest possible scope of such general statement, term or matter. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Except as otherwise provided herein, all references herein to “$” are to lawful money of the United States.

	(d)	References to “Sections”, “clauses” and “Recitals” will be to Sections, clauses and Recitals, respectively, of this Agreement unless otherwise specifically provided.

	(e)	References to “Articles” will be to Articles of this Agreement unless otherwise specifically provided.

	(f)	References to “Exhibits” will be to Exhibits to this Agreement unless otherwise specifically provided.

(g)

This Agreement, the other Collateral Documents and any documents or instruments delivered pursuant hereto will be construed without regard to the identity of the party who drafted it. Each and every provision of this Agreement, the other Collateral Documents and any instruments and documents entered into and delivered in connection therewith will be construed as though the parties participated equally in the drafting it. Consequently, each of the parties acknowledges and agrees that any rule of construction that a document is to be construed against the drafting party will not be applicable either to this Agreement or the other Collateral Documents and any instruments and documents entered into and delivered in connection with this Agreement or any of the other Collateral Documents.

(h)	Time is of the essence in the performance of the parties’ respective obligations.

(i)

A reference to a statute includes all regulations made pursuant to such statute and, unless otherwise specified, the provisions of any statute or regulation which amends, revises, restates, supplements or supersedes any such statute or any such regulation or, in each case, any provision thereof.

ARTICLE 2
THE TRUST ESTATES

2.1        Declaration of Senior Trust.

To secure the payment of the Priority Lien Obligations and in consideration of the premises and the mutual agreements set forth in this Agreement, each of the Obligors hereby grants to the Collateral Agent, and the Collateral Agent hereby accepts and agrees to hold, in trust under this Agreement for the benefit of all present and future holders of Priority Lien Obligations, all of such Obligor’s right, title and interest in, to and under all Collateral granted to the Collateral Agent under any Collateral Document for the benefit of the Priority Lien Secured Parties, together with all of the Collateral Agent’s right, title and interest in, to and under the Collateral Documents, and all interests, rights, powers and remedies of the Collateral Agent thereunder or in respect thereof and all cash and non-cash proceeds thereof (collectively, the “Senior Trust Estate”).

The Collateral Agent and its successors and assigns under this Agreement will hold the Senior Trust Estate in trust for the benefit solely and exclusively of all present and future holders of Priority Lien Obligations as security for the payment of all present and future Priority Lien Obligations.

Notwithstanding the foregoing, if at any time:

(a)	all Liens securing the Priority Lien Obligations have been released as provided in Section 4.1;

(b)	the Collateral Agent holds no other property in trust as part of the Senior Trust Estate;

(c)

no monetary obligation (other than indemnification and other contingent obligations not then due and payable and outstanding letters of credit and bankers’ acceptances that have been cash collateralized as provided in clause (c) of the definition of Discharge of Priority Lien Obligations) is outstanding and payable under this Agreement to the Collateral Agent or any of its co-trustees, agents or sub-agents (whether in an individual or representative capacity); and

(d)

the Company delivers to the Collateral Agent an Officers’ Certificate stating that all Liens of the Collateral Agent have been released in compliance with all applicable provisions of the Priority Lien Documents and that the Obligors are not required by any Priority Lien Document to grant any Lien upon any property to secure the Priority Lien Obligations, then the senior trust arising hereunder will terminate, except that, notwithstanding such termination, all provisions set forth in Sections 9.11 and 9.12 enforceable by the Collateral Agent or any of its co-trustees, agents or sub-agents (whether in an individual or representative capacity) will remain enforceable in accordance with their terms.

The Parties further declare and covenant that the Senior Trust Estate will be held and distributed by the Collateral Agent subject to the further agreements herein.

2.2        Declaration of Junior Trust.

To secure the payment of the Parity Lien Obligations and in consideration of the premises and the mutual agreements set forth herein, each of the Obligors hereby grants to the Collateral Agent, and the Collateral Agent hereby accepts and agrees to hold, in trust under this Agreement for the benefit of all present and future holders of Parity Lien Obligations, all of such Obligor’s right, title and interest in, to and under all Collateral granted to the Collateral Agent under any Collateral Document for the benefit of the Parity Lien Secured Parties, together with all of the Collateral Agent’s right, title and interest in, to and under the Collateral Documents, and all interests, rights, powers and remedies of the Collateral Agent thereunder or in respect thereof and all cash and non-cash proceeds thereof (collectively, the “Junior Trust Estate”, and together with the Senior Trust Estate, the “Trust Estates”).

The Collateral Agent and its successors and assigns under this Agreement will hold the Junior Trust Estate in trust for the benefit solely and exclusively of all present and future holders of Parity Lien Obligations as security for the payment of all present and future Parity Lien Obligations.

Notwithstanding the foregoing, if at any time:

(a)	all Liens securing the Parity Lien Obligations have been released as provided in Section 4.1;

(b)	the Collateral Agent holds no other property in trust as part of the Junior Trust Estate;

(c)

no monetary obligation (other than indemnification and other contingent obligations not then due and payable and outstanding letters of credit and bankers’ acceptances that have been cash collateralized as provided in clause (c) of the definition of Discharge of Priority Lien Obligations) is outstanding and payable under this Agreement to the Collateral Agent or any of its co-trustees, agents or sub-agents (whether in an individual or representative capacity); and

(d)

the Company delivers to the Collateral Agent an Officers’ Certificate stating that all Liens of the Collateral Agent have been released in compliance with all applicable provisions of the Parity Lien Documents and that the Obligors are not required by any Parity Lien Document to grant any Lien upon any property to secure the Parity Lien Obligations, then the junior trust arising hereunder will terminate, except that, notwithstanding such termination, all provisions set forth in Sections 9.11 and 9.12 enforceable by the Collateral Agent or any of its co-trustees, agents or sub-agents (whether in an individual or representative capacity) will remain enforceable in accordance with their terms.

The Parties further declare and covenant that the Junior Trust Estate will be held and distributed by the Collateral Agent subject to the further agreements herein.

2.3	Priority of Liens.

	(a)	Notwithstanding anything else contained herein or in any other Collateral Document, it is the intent of the Parties that:

(i)

this Agreement and the other Collateral Documents create two separate and distinct Trust Estates and Liens: (A) the Senior Trust Estate and Lien securing the payment and performance of the Priority Lien Obligations and (B) the Junior Trust Estate and Lien securing the payment and performance of the Parity Lien Obligations; and

(ii)	the Liens securing the Parity Lien Obligations are subject and subordinate to the Liens securing the Priority Lien Obligations.

(b)

The Parties agree that, pursuant to the Secured Debt Documents, the Obligors may grant Liens on portions of the Collateral that will be senior to the Liens securing the Secured Obligations. If the Obligor satisfies the conditions in the Secured Debt Document and any requirements of Priority Lien Debt for the granting of such Liens, certified to the Collateral Agent in an Officer’s Certificate, the Collateral Agent will execute such agreements, certificates, filings and other documents as are reasonably requested by such Obligor in order to recognize or establish the ranking of such Liens.

(c)

The Parties agree that, after the date hereof and prior to the Discharge of Priority Lien Obligations, in no event will the Parity Debt Representatives or any Parity Lien Secured Parties have a Lien on any Collateral that is not subject and subordinate to the senior Lien of the Priority Lien Secured Parties.

(d)	Both before and during an Insolvency Proceeding, until the Discharge of Priority Lien Obligations:

(i)	the Parity Lien Secured Parties will not:

(A)

request judicial relief, in an Insolvency Proceeding or in any other court, that would hinder, delay, limit or prohibit the lawful exercise or enforcement of any right or remedy otherwise available to the Priority Lien Secured Parties or that would limit, invalidate, avoid or set aside any Priority Lien or subordinate the Priority Liens to the Parity Liens or grant the Parity Liens equal ranking to the Priority Liens;

(B)

oppose or otherwise contest any motion for relief from the automatic stay or for any injunction against foreclosure or enforcement of Priority Liens made by any Priority Lien Secured Party in any Insolvency Proceedings;

(C)	oppose or otherwise contest any lawful exercise by any Priority Lien Secured Party of the right to credit bid Priority Lien Debt at any sale in foreclosure of Priority Liens; or

(D)	oppose or otherwise contest any other request for judicial relief made in any court by any Priority Lien Secured Party relating to the lawful enforcement of any Priority Lien;

provided that, notwithstanding the foregoing, both before and during an Insolvency Proceeding, the Parity Lien Secured Parties may take any actions and exercise any and all rights that would otherwise be available to a holder of unsecured claims, including the commencement of Insolvency Proceedings against the Company or any other Obligor in accordance with applicable law; except, that the Parity Lien Secured Parties may not challenge the validity, enforceability, perfection or priority of the Priority Liens; and

(ii)

the Priority Lien Secured Parties will have the exclusive right to enforce rights and exercise remedies with respect to any Collateral that is part of the Senior Trust Estate, regardless of whether such Collateral may also be part of the Junior Trust Estate (including, without limitation, the exclusive right to authorize or direct the Collateral Agent to enforce, collect or realize on any Collateral or exercise any other right or remedy with respect to the Collateral) and neither the Indenture Trustees nor the holders of Notes or other Parity Lien Obligations may authorize or direct the Collateral Agent with respect to such matters. Notwithstanding the foregoing, the Parity Lien Secured Parties may, enforce rights, exercise remedies and take actions:

(A)	without any condition or restriction whatsoever, at any time after the Discharge of Priority Lien Obligations;

(B)

as necessary to redeem any Collateral in a creditor’s redemption permitted by law or to deliver any notice or demand necessary to enforce (subject to the prior Discharge of Priority Lien Obligations) any right to claim, take or receive proceeds of Collateral remaining after the Discharge of Priority Lien Obligations in the event of foreclosure or other enforcement of any Lien;

(C)	as necessary to perfect or establish the priority (subject to Priority Liens) of the Parity Liens upon any Collateral, except through possession or control; or

(D)	as necessary to create, prove, preserve or protect (but not enforce) the Parity Liens upon any Collateral.

(e)

In exercising rights and remedies with respect to the Collateral, the Priority Debt Representatives may enforce (or refrain from enforcing) the provisions of the Priority Lien Documents and exercise (or refrain from exercising) remedies thereunder or any such rights and remedies, all in such order and in such manner as they may determine in the exercise of their sole and exclusive discretion, including:

(i)	the exercise or forbearance from exercise of all rights and remedies in respect of the Collateral and/or the Priority Lien Obligations;

(ii)	the enforcement or forbearance from enforcement of any Lien in respect of the Collateral;

(iii)	the exercise or forbearance from exercise of rights and powers of a holder of shares of stock included in the Senior Trust Estate to the extent provided in the Collateral Documents;

(iv)	the acceptance of the Collateral in full or partial satisfaction of the Priority Lien Obligations; and

(v)	the exercise or forbearance from exercise of all rights and remedies of a secured lender under the PPSA or any similar law of any applicable jurisdiction or in equity.

(f)

Without in any way limiting the generality of the foregoing paragraphs, the Priority Lien Secured Parties may, at any time and from time to time, without the consent of or notice to the Parity Lien Secured Parties, without incurring responsibility to the Parity Lien Secured Parties and without impairing or releasing the subordination provided in this Agreement or the obligations hereunder of the Parity Lien Secured Parties, do any one or more of the following:

(i)	release any Person liable in any manner for the collection of the Priority Lien Obligations;

(ii)	release the Lien on any Collateral securing the Priority Lien Obligations; and

(iii)	exercise or refrain from exercising any rights against any Obligor.

(g)

Prior to the Discharge of Priority Lien Obligations, the Parity Lien Secured Parties and the Collateral Agent may not assert or enforce any right of marshalling accorded to a junior lienholder, as against the Priority Lien Secured Parties (in their capacity as holders of Priority Liens), under equitable principles.

2.4	Special Rights in Insolvency Proceedings.

(a)

Before and during an Insolvency Proceeding, the Parity Lien Secured Parties may take any actions and exercise any and all rights that would otherwise be available to a holder of unsecured claims, including, without limitation, the commencement of Insolvency Proceedings against the Company or any other Obligor in accordance with applicable law; provided, however, that, both before and during an Insolvency Proceeding, the Parity Lien Secured Parties may not challenge the validity, enforceability, perfection or priority of the Priority Liens.

(b)

If in any Insolvency Proceeding of the Company or any other Obligor, debt obligations of the reorganized debtor secured by Liens on any property of the reorganized debtor are distributed both on account of Priority Lien Obligations and on account of Parity Lien Obligations, then, to the extent that the debt obligations distributed on account of the Priority Lien Obligations and on account of the Parity Lien Obligations are secured by Liens on the same property, the provisions of Section 2.3 will survive the distribution of those debt obligations pursuant to the plan and will apply with like effect to the Liens securing those debt obligations.

2.5        Collateral Shared Equally and Ratably within Class.

The Parties agree that the payment and satisfaction of all of the Secured Obligations within each Class will be secured equally and ratably by the Liens established in favour of the Collateral Agent for the benefit of the Secured Parties belonging to such Class (except that the Namoya Priority Stream Obligations and the Twangiza Priority Stream Obligations shall be paid in priority to the other Priority Lien Obligations in accordance with Section 3.4(a)) . It is understood and agreed that nothing in this Section 2.5 is intended to alter the priorities among Secured Parties belonging to different Classes as provided in Section 2.3.

ARTICLE 3
OBLIGATIONS AND POWERS OF COLLATERAL AGENT

3.1	Undertaking of the Collateral Agent.

	(a)	Subject to, and in accordance with, this Agreement, the Collateral Agent will, as trustee, for the benefit solely and exclusively of the present and future Secured Parties:

(i)

accept, enter into, hold, maintain, administer and enforce all Collateral Documents, including all Collateral subject thereto, and all Liens created thereunder, perform its obligations under the Collateral Documents and protect, exercise and enforce the interests, rights, powers and remedies granted or available to it under, pursuant to or in connection with the Collateral Documents;

(ii)

take all lawful and commercially reasonable actions permitted under the Collateral Documents that it may deem necessary or advisable to protect or preserve its interest in the Collateral subject thereto and such interests, rights, powers and remedies;

(iii)	deliver and receive notices pursuant to the Collateral Documents;

(iv)

sell, assign, collect, assemble, foreclose on, institute legal proceedings with respect to, or otherwise exercise or enforce the rights and remedies of a secured party (including a mortgagee, trust deed beneficiary and insurance beneficiary or loss payee) with respect to the Collateral under the Collateral Documents and its other interests, rights, powers and remedies;

(v)

remit as provided in Section 3.4 all cash proceeds received by the Collateral Agent from the collection, foreclosure or enforcement of its interest in the Collateral under the Collateral Documents or any of its other interests, rights, powers or remedies;

(vi)

execute and deliver amendments to the Collateral Documents as from time to time authorized by an Act of Instructing Debtholders accompanied by an Officers’ Certificate to the effect that the amendment was permitted by each applicable Secured Debt Document; and

(vii)	release any Lien granted to it by any Collateral Document upon any Collateral if and as required by Section 4.1(b) or Section 4.1(c).

(b)	Each Party acknowledges and consents to the undertaking of the Collateral Agent set forth in Section 3.1(a) and agrees to each of the other provisions of this Agreement applicable to it.

(c)

Notwithstanding anything to the contrary contained in this Agreement, the Collateral Agent will not commence any exercise of remedies or any foreclosure actions or otherwise take any action or proceeding against any of the Collateral (other than actions as necessary to prove, protect or preserve the Liens securing the Secured Obligations) unless and until it shall have received a Notice of Actionable Default, and then only in accordance with the provisions of this Agreement.

3.2        Release or Subordination of Liens.

The Collateral Agent will not release or subordinate any Lien of the Collateral Agent or consent to the release or subordination of any Lien of the Collateral Agent, except:

(a)	as directed by an Act of Instructing Debtholders accompanied by an Officers’ Certificate to the effect that the release or subordination was permitted by each applicable Secured Debt Document;

(b)	as required by Article 4;

(c)	as ordered pursuant to applicable law under a final and non-appealable order or judgment of a court of competent jurisdiction; or

(d)	for the subordination of the Junior Trust Estate and the Parity Liens to the Senior Trust Estate and the Priority Liens.

3.3        Remedies Upon Actionable Default.

If the Collateral Agent at any time receives a Notice of Actionable Default, the Collateral Agent will, as soon as reasonably practicable, deliver written notice thereof to each Secured Debt Representative. Thereafter, the Collateral Agent may await direction by an Act of Instructing Debtholders and will act, or decline to act, as directed by an Act of Instructing Debtholders, in the exercise and enforcement of the Collateral Agent’s interests, rights, powers and remedies in respect of the Collateral or under the Collateral Documents or applicable law and, following the initiation of such exercise of remedies, the Collateral Agent will act, or decline to act, with respect to the manner of such exercise of remedies as directed by an Act of Instructing Debtholders. Unless it has been directed to the contrary by an Act of Instructing Debtholders, the Collateral Agent in any event may (but will not under any circumstances be obligated to) take or refrain from taking such action with respect to any Actionable Default as it may deem advisable and in the best interest of the holders of Secured Obligations. Notwithstanding any Act of Instructing Debtholders or any provision in this Agreement or in any other Collateral Document, the Collateral Agent shall not Dispose of nor shall it request, approve or consent to any Disposition of the Collateral unless such Disposition complies in all respects with the transfer restrictions in the Forward Sale/Streaming Agreements. If the Disposition of Collateral is effected in accordance in all respects with the transfer provisions in the Namoya Streaming Agreement, then the Namoya Purchaser will have no entitlement to share in the proceeds of the Disposition of such Collateral (including pursuant to Section 3.4(a)) except to satisfy the Namoya Priority Stream Obligations due and owing to the Namoya Purchaser prior to such Disposition and not assumed by the transferee of such Collateral. If the Disposition of Collateral is effected in accordance in all respects with the transfer provisions in the Twangiza Streaming Agreement, then the RFW Purchaser will have no entitlement to share in the proceeds of the Disposition of such Collateral (including pursuant to Section 3.4(a) except to satisfy the Twangiza Priority Stream Obligations due and owing to the RFW Purchaser prior to such Disposition and not assumed by the transferee of such Collateral.

3.4	Application of Proceeds.

(a)

The Collateral Agent will, subject to applicable law, apply the proceeds of any Disposition of any Collateral and the proceeds of any insurance policy, including any title insurance policy, in the following order of application and pursuant to wiring instructions as specified in an Act of Instructing Debtholders:

(i)

FIRST, to the payment of all amounts payable under this Agreement on account of the Collateral Agent’s direct or indirect fees and any reasonable legal fees, costs and expenses or other liabilities or debts of any kind Incurred by the Collateral Agent or any co-trustee or agent in connection with this Agreement or any other Collateral Document;

(ii)

SECOND, on a pro rata basis, to the Namoya Purchaser for application to the payment of all outstanding Namoya Priority Stream Obligations and to the RFW Purchaser for application to the payment of all outstanding Twangiza Priority Stream Obligations;

(iii)

THIRD, to the respective Priority Debt Representatives for application to the payment of all outstanding Priority Lien Obligations (other than the Namoya Priority Stream Obligations and Twangiza Priority Stream Obligations) that are then due and payable in such order as may be provided in the Priority Lien Documents in an amount sufficient to pay in full in cash all outstanding Priority Lien Debt (other than the Namoya Priority Stream Obligations and Twangiza Priority Stream Obligations) and all other Priority Lien Obligations (other than the Namoya Priority Stream Obligations and Twangiza Priority Stream Obligations) that are then due and payable (including all Interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Priority Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding;

(iv)

FOURTH, to the respective Parity Debt Representatives for application to the payment of all outstanding Parity Lien Obligations that are then due and payable in such order as may be provided in the Parity Lien Documents in an amount sufficient to pay in full in cash all outstanding Parity Lien Debt and all other Parity Lien Obligations that are then due and payable (including all interest accrued thereon after the commencement of any bankruptcy or other Insolvency Proceeding at the rate, including any applicable post-default rate, specified in the Parity Lien Documents, even if such interest is not enforceable, allowable or allowed as a claim in such proceeding, and including the discharge or cash collateralization (at 102.5% of the aggregate undrawn amount) of all outstanding letters of credit and bankers’ acceptances constituting Parity Lien Debt); and

(v)

FIFTH, any surplus remaining after the irrevocable and unconditional payment in full in cash of all of the Secured Obligations and Obligations entitled to the benefit of such Collateral will be paid to the Company or the other applicable Obligors, as the case may be, or its successors or assigns, or as a court of competent jurisdiction may direct.

(b)

If any Parity Lien Secured Party collects or receives any proceeds in respect of the Parity Lien Obligations that should have been applied to the payment of the Priority Lien Obligations in accordance with clause (a) above and a Responsible Officer of such Parity Debt Representative shall have received written notice, or shall have actual knowledge, of the same prior to such Parity Debt Representative’s distribution of such proceeds, whether after the commencement of an Insolvency Proceeding or otherwise, such Parity Lien Secured Party will forthwith deliver the same to the Collateral Agent, for the account of the Priority Lien Secured Parties, in the form received, duly endorsed to the Collateral Agent, for the account of the holders of the Priority Lien Obligations to be applied in accordance with clause (a) above.

Until so delivered, such proceeds will be held by such Parity Lien Secured Party for the benefit of the Priority Lien Secured Parties. This Section 3.4(b) shall not apply to payments received by any holder of Parity Lien Obligations if such payments are not proceeds of any collection, sale, foreclosure or other realization upon any Collateral.

(c)

If any Secured Party other than the Namoya Purchaser and RFW Purchaser collects or receives any proceeds in respect of the Namoya Priority Stream Obligations or Twangiza Priority Stream Obligations prior to the payment and satisfaction in full of the Namoya Priority Stream Obligations and the Twangiza Priority Stream Obligations and a Responsible Officer of such Secured Debt Representative shall have received written notice, or shall have actual knowledge, of the same prior to such Secured Debt Representative’s distribution of such proceeds, whether after the commencement of an Insolvency Proceeding or otherwise, such Secured Party will forthwith deliver the same to the Collateral Agent, for the account of the Namoya Purchaser and/or RFW Purchaser, as the case may be, in the form received, duly endorsed to the Collateral Agent, for the account of the Namoya Purchaser and/or RFW Purchaser, as the case may be, to be applied in accordance with clause (a) above.

Until so delivered, such proceeds will be held by such Secured Party for the benefit of the Namoya Purchaser and/or RFW Purchaser, as the case may be. This Section 3.4(c) shall not apply to payments received by any holder of Priority Lien Obligations if such payments are not proceeds of any Disposition of any Collateral.

3.5	Powers of the Collateral Agent.

(a)

The Collateral Agent is irrevocably authorized and empowered to enter into and perform its obligations and protect, perfect, exercise and enforce its interest, rights, powers and remedies under the Collateral Documents and applicable law and in equity and to act as set forth in this Article 3 or as requested in any lawful directions given to it from time to time in respect of any matter by an Act of Instructing Debtholders.

	(b)	No Secured Debt Representative, Secured Debtholder or other holder of Secured Obligations will have any liability whatsoever for any act or omission of the Collateral Agent, subject to Section 9.12.

3.6        Documents and Communications.

The Collateral Agent will permit each Secured Debt Representative and each Secured Debtholder upon reasonable written notice from time to time to inspect and copy, at the cost and expense of the party requesting such copies, any and all Collateral Documents and other documents, notices, certificates, instructions or communications received by the Collateral Agent in its capacity as such.

3.7        For Sole and Exclusive Benefit of Holders of Secured Obligations.

The Collateral Agent will accept, hold, administer and enforce all Liens at any time transferred or delivered to it and all other interests, rights, powers and remedies at any time granted to or enforceable by the Collateral Agent and all other property of the Trust Estates solely and exclusively for the benefit of the present and future holders of present and future Secured Obligations, and will distribute all proceeds received by it in realization thereon or from enforcement thereof solely and exclusively pursuant to the provisions of Section 3.4.

3.8	Additional Secured Debt.

(a)

The Collateral Agent will, as agent hereunder, perform its undertakings set forth in Section 3.1(a) with respect to each holder of Secured Obligations of a Series of Secured Debt that is issued or incurred after the date hereof that:

(i)	holds Secured Obligations that are identified as Parity Lien Debt or Priority Lien Debt in accordance with the procedures set forth in Section 3.8(b); and

(ii)	signs, through its designated Secured Debt Representative identified pursuant to Section 3.8(b), a Collateral Trust Joinder.

(b)

The Company or any other Obligor will be permitted to designate as additional Secured Debtholders hereunder each Person who is, or who becomes, the holder of Parity Lien Debt or the holder of Priority Lien Debt incurred by the Company or such Obligor after the date of this Agreement in accordance with the terms of the Secured Debt Documents. The Company or such Obligor may effect such designation by delivering to the Collateral Agent, with copies to each previously identified Secured Debt Representative, each of the following:

(i)

an Officers’ Certificate stating that the Company or applicable Obligor intends to incur additional Secured Debt (“New Secured Debt”) which will either be (A) Priority Lien Debt permitted by each applicable Secured Debt Document to be secured by a Priority Lien on a pari passu basis with all previously existing Priority Lien Debt or (B) Parity Lien Debt permitted by each applicable Secured Debt Document to be secured with a Parity Lien on a pari passu basis with all previously existing Parity Lien Debt;

(ii)

evidence that the Company or applicable Obligor has duly authorized, executed (if applicable) and recorded (or caused to be recorded) in each appropriate governmental office all relevant financing statements, filings and recordations, if any, to ensure that the New Secured Debt is secured by the Collateral; and

(iii)	a written notice specifying the name and address of the Secured Debt Representative for such series of New Secured Debt for purposes of Section 9.9.

Notwithstanding the foregoing, nothing in this Agreement will be construed to allow the Company or any other Obligor to incur additional Indebtedness unless otherwise permitted by the terms of the Secured Debt Documents.

ARTICLE 4
OBLIGATIONS ENFORCEABLE BY THE COMPANY AND THE OTHER OBLIGORS

4.1	Release of Liens.

	(a)	The Collateral Agent’s Liens upon the Collateral will be released pursuant to Section 4.1(b) below:

(i)

in whole, upon (A) payment in full in cash and discharge of all Secured Obligations that are outstanding, due and payable at the time all of the Secured Debt is paid in full in cash and discharged and (B) termination or expiration of all commitments to extend credit under all Secured Debt Documents and the cancellation or termination or cash collateralization (at the lower of (1) 102.5% of the aggregate undrawn amount and (2) the percentage of the aggregate undrawn amount required for release of Liens under the terms of the applicable Secured Debt Documents) of all outstanding letters of credit and bankers’ acceptances issued pursuant to any Secured Debt Documents;

(ii)

as to any Collateral that is sold, transferred or otherwise disposed of by the Company or any other Obligor in a transaction or other circumstance that is not prohibited by the Secured Debt Documents, at the time of such sale, transfer or other disposition or to the extent of the interest sold, transferred or otherwise disposed of; and

(iii)

as to any Collateral other than Collateral being released pursuant to clauses (i)or (ii) of this paragraph (a), if (A) consent to the release of that Collateral has been given by an Act of Instructing Debtholders; provided, that if such Collateral represents all or substantially all of the Collateral, consent to release of such Collateral has been given by the requisite percentage or number of holders of each Series of Secured Debt at the time outstanding as provided for in the applicable Secured Debt Documents and (B) the Company has delivered an Officer’s Certificate to the Collateral Agent certifying that any such necessary consents have been obtained; provided, that the Collateral Agent receives a copy of the Act of Instructing Debtholders referred to in clause (A) above.

(b)	The Collateral Agent agrees for the benefit of the Company and the other Obligors that if the Collateral Agent at any time receives:

(i)

an Officers’ Certificate stating that (A) the signing officers have read Article 4 of this Agreement and understand the provisions and the definitions relating hereto, (B) such officers have made such examination or investigation as is necessary to enable them to express an informed opinion as to whether or not the conditions precedent in this Agreement and all other Secured Debt Documents, if any, relating to the release of the Collateral have been complied with and (C) in the opinion of such officers, such conditions precedent, if any, have been complied with;

(ii)	the proposed instrument or instruments releasing such Lien as to such property in recordable form, if applicable; and

(iii)	in the case of Collateral which is being disposed of other than in accordance with Sections 4.1(c)(ii), (iii), (iv), or (v):

(A)

prior to the Discharge of Priority Lien Obligations, the written confirmation of each Priority Debt Representative (such confirmation to be given following receipt of, and based solely on, the Officers’ Certificate described in clause (i) above) that, in its view, such release is permitted by Section 4.1(a) and the respective Secured Debt Documents governing the Secured Obligations the holders of which such Secured Debt Representative represents; and

(B)	prior to the Discharge of Parity Lien Obligations, either:

(I)

the written confirmation of each Parity Debt Representative (such confirmation to be given following receipt of, and based solely on, the Officers’ Certificate described in clause (i) above) that, in its view, such release is permitted by Section 4.1(a) and the respective Secured Debt Documents governing the Secured Obligations the holders of which such Secured Debt Representative represents; or

(II)

the Officers’ Certificate described in clause (i) above together with an opinion of legal counsel (who may be counsel to the applicable Obligor), in form and substance satisfactory to the Collateral Agent, acting reasonably, that such disposition is in compliance with the applicable Secured Debt Documents;

then the Collateral Agent will execute (with such acknowledgements and/or notarizations as are required) and deliver such release to the Company or applicable Obligor on or before the later of (A) the date specified in such request for such release and (B) the fourth (4th) Business Day after the date of receipt of the items required by this Section 4.1(b) by the Collateral Agent, unless the Collateral Agent receives written notice from a Secured Debt Representative that it disputes the accuracy of any of the foregoing items prior to the expiry of such four Business Day period.

(c)	Notwithstanding Section 4.1(a), upon the occurrence of the following, the Collateral Agent’s Lien in the applicable Collateral specified below shall automatically, without further action, be released:

(i)

with respect to any Collateral that shall be sold, transferred or otherwise disposed of in the ordinary course of business, provided, that such sale, transfer or other disposition does not violate the terms of any Secured Debt Document, upon such sale, transfer or other disposition, the Lien of the Collateral Documents in such Collateral shall automatically, without further action, be released;

(ii)

with respect to any Capital Stock issued by any Obligor (other than the Company) that is dissolved, provided, that such dissolution does not violate the terms of any Secured Debt Document, upon such dissolution, the Lien of the Collateral Documents in such capital stock issued by such Obligor shall automatically, without further action, be released;

(iii)

unless an Actionable Default shall have occurred and be continuing and the Collateral Agent shall have received an Act of Instructing Debtholders to the contrary, with respect to amounts withdrawn from any accounts by any Obligor pursuant to, and in accordance with, the applicable Collateral Documents with respect thereto, and in each case applied to pay third- party liabilities in the ordinary course of business or to make restricted payments and permitted investments but only to the extent in compliance with each other Secured Debt Document, upon such application, the Lien of the Collateral Documents in such amounts shall automatically, without further action, be released;

(iv)

with respect to amounts distributed by the Collateral Agent pursuant to, and in accordance with the provisions of this Agreement, upon such distribution, the Lien of the Collateral Documents in such amounts shall automatically, without further action, be released; and

(v)

with respect to any Collateral for which the release of the Lien of the Collateral Documents is provided for pursuant to a provision of any Collateral Document, the Lien of the Collateral Documents on such Collateral shall automatically, without further action, hereunder be released as provided for in such provision;

and, in each such case except (i) above, upon request of the Company, the Collateral Agent will execute (with such acknowledgements and/or notarizations as are required) and deliver evidence of such release to the Company; provided, however, that within 45 days after the end of the six-month periods ended on June 30 and December 31 in each year or promptly upon the request of the Collateral Agent, the Company will deliver to the Collateral Agent an Officers’ Certificate to the effect that no release of Collateral pursuant to this Section 4.1(c) during the preceding six-month period has violated the terms of any Secured Debt Document.

(d)	The Collateral Agent hereby agrees that:

(i)

in the case of any release pursuant to clause (iii) of Section 4.1(a), if the terms of any such sale, transfer or other disposition require the payment of the purchase price to be contemporaneous with the delivery of the applicable release, then, at the written request of and at the expense of the Company or Obligor, the Collateral Agent will either be present at the closing of such transaction or will deliver the release under customary escrow arrangements that permit such contemporaneous payment and delivery of the release; and

(ii)

at any time when a Secured Debt Default under a Series of Secured Debt that constitutes Parity Lien Debt has occurred and is continuing, within one (1) Business Day of the receipt by it of any Act of Instructing Debtholders pursuant to Section 4.1(a)(iii), the Collateral Agent will deliver a copy of such Act of Instructing Debtholders to each Secured Debt Representative.

(e)	Each Secured Debt Representative (in the case of the Parity Debt Representative, only upon the discharge of all of the Priority Lien Obligations) hereby agrees that:

(i)

as soon as reasonably practicable after receipt of an Officers’ Certificate pursuant to Section 4.1(b)(i) it will, to the extent required by such Section, either provide (A) the written confirmation required by Section 4.1(b)(iii), (B) a written statement that such release is not permitted by Section 4.1(a) or (C) a request for further information from the Company reasonably necessary to determine whether the proposed release is permitted by Section 4.1(a) and after receipt of such information such Secured Debt Representative will as soon as reasonably practicable either provide the written confirmation or statement required pursuant to clause (A) or (B), as applicable; and

(ii)

within one (1) Business Day of the receipt by it of any notice from the Collateral Agent pursuant to Section 4.1(d)(ii), such Secured Debt Representative will deliver a copy of such notice to each registered holder of the Series of Priority Lien Debt or Series of Parity Lien Debt for which it acts as Secured Debt Representative.

4.2        Delivery of Copies to Secured Debt Representatives.

The Company will deliver to each Secured Debt Representative a copy of each Officers’ Certificate delivered to the Collateral Agent pursuant to Section 4.1(b), together with copies of all documents delivered to the Collateral Agent with such Officers’ Certificate. The Secured Debt Representatives will not be obligated to take notice thereof or to act thereon, subject to Section 4.1(e) .

4.3        Collateral Agent not Required to Serve, File or Record.

The Collateral Agent is not required to serve, file, register or record any instrument releasing or subordinating its Lien in any Collateral; provided, however, that if the Company or any Obligor shall make a written demand for a termination statement in respect of itself under the PPSA, the Collateral Agent shall comply with the written request of the Company or such Obligor to comply with the requirements of the PPSA, provided, that the Collateral Agent must first confirm with the Secured Debt Representatives that the requirements of the PPSA have been satisfied.

4.4        Land Registry Offices.

Nothing in this Agreement shall obligate any Party to register the Liens in respect of the Collateral at any land registry office until a Priority Debt Representative or, following the Discharge of Priority Lien Obligations, a Parity Debt Representative, requests such registration by notice in writing to the Collateral Agent but only to the extent permitted by the applicable Secured Debt Documents.

ARTICLE 5
IMMUNITIES OF THE COLLATERAL AGENT

5.1        No Implied Duty.

The Collateral Agent will not have any fiduciary duties nor will it have responsibilities or obligations other than those expressly assumed by it in this Agreement and the other Collateral Documents. The Collateral Agent will not be required to take any action that is contrary to applicable law or any provision of this Agreement or the other Collateral Documents. The Collateral Agent shall have no duty to monitor compliance by the Company or the other Obligors with its duties and obligations under this Agreement or the other Collateral Documents, except to the extent expressly provided herein or therein.

5.2        Appointment of Agents and Advisors.

The Collateral Agent may, at the sole expense of the Company, execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents, legal counsel, accountants, appraisers or other experts or advisors selected by it in good faith as it may reasonably require for the purpose of discharging its duties hereunder and will not be responsible for any misconduct or negligence on the part of any of them. The Collateral Agent may pay remuneration for all services performed for it in the discharge of its duties hereunder without taxation for costs or fees of any counsel, solicitor or attorney. The Collateral Agent may act and rely and shall be protected in acting in good faith on the opinion or advice of or information obtained from any agent, counsel, accountant, engineer, appraiser or other expert or advisor, whether retained or employed by the Collateral Agent or any other Party, in relation to any matter arising in the performance of its duties under this Agreement.

5.3	Co-Collateral Agents.

(a)

At any time or times, for the purposes of meeting the legal requirements of any jurisdiction in which any of the Collateral may at the time be located, the Company and the Collateral Agent shall have power to appoint and, upon written request of the Collateral Agent upon the written instructions of a Secured Debt Representative or otherwise, the Obligors shall for such purpose join with the Collateral Agent in the execution, delivery and performance of all instruments and agreements necessary or proper to appoint one or more Persons approved by the Collateral Agent to act as co-trustee, jointly with the Collateral Agent, of all or any part of the Collateral, with such powers as may be provided in the instrument of appointment, and to vest in such Person or Persons in the capacity aforesaid, any property, title, right or power deemed necessary or desirable, subject to the other provisions of this Section 5.3; provided that any person appointed as a co- trustee hereunder must meet the requirements of Section 6.2. If the Company does not join in such appointment within 15 days after the receipt by it of a request to do so, or in case it has received a Notice of Actionable Default, the Collateral Agent alone shall have power to make such appointment.

(b)

Should any written instrument from the Company be required by any co-trustee so appointed for more fully confirming to such co-trustee such property, title, right or power, any and all such instruments shall, on request, be executed, acknowledged and delivered by the Company.

(c)	Every co-trustee shall, to the extent permitted by law, but to such extent only, be appointed subject to the following terms:

(i)

All rights, powers, duties and obligations hereunder in respect of the custody of securities, cash and other personal property held by, or required to be deposited or pledged with, the Collateral Agent hereunder, shall be exercised solely by the Collateral Agent.

(ii)

The rights, powers, duties and obligations hereby conferred or imposed upon the Collateral Agent in respect of any property covered by such appointment shall be conferred or imposed upon and exercised or performed by the Collateral Agent or by the Collateral Agent and such co- trustee jointly, as shall be provided in the instrument appointing such co- trustee, except to the extent that under any law of any jurisdiction in which any particular act is to be performed, the Collateral Agent shall be incompetent or unqualified to perform such act, in which event such rights, powers, duties and obligations shall be exercised and performed by such co-trustee.

(iii)

The Collateral Agent at any time, by an instrument in writing executed by it, with the concurrence of the Company evidenced by an Officers’ Certificate, may accept the resignation of or remove any co-trustee appointed under this Section 5.3, and, in case it has received a Notice of Actionable Default, the Collateral Agent shall have power to accept the resignation of, or remove, any such co-trustee without the concurrence of the Company. Upon the written request of the Collateral Agent, the Company shall join with the Collateral Agent in the execution, delivery and performance of all instruments and agreements necessary or proper to effectuate such resignation or removal. A successor to any co-trustee so resigned or removed may be appointed in the manner provided in this Section 5.3.

(iv)	No co-trustee hereunder shall be personally liable by reason of any act or omission of the Collateral Agent, or any such other trustee hereunder.

(v)	Any notice, direction or instruction delivered to the Collateral Agent shall be deemed to have been delivered to each such co-trustee.

5.4        Other Agreements.

The Collateral Agent has accepted and is bound by the Collateral Documents executed by the Collateral Agent as of the date of this Agreement and, as directed by an Act of Instructing Debtholders, the Collateral Agent may execute additional Collateral Documents delivered to it after the date of this Agreement, provided, however, that such additional Collateral Documents do not adversely affect the rights, privileges, benefits and immunities of the Collateral Agent. The Collateral Agent will not otherwise be bound by, or be held obligated by, the provisions of any credit agreement, indenture or other agreement governing Secured Debt (other than this Agreement and the other Collateral Documents).

5.5	Solicitation of Instructions.

(a)

The Collateral Agent may at any time solicit written confirmatory instructions, in the form of an Act of Instructing Debtholders, an Officers’ Certificate or an order of a court of competent jurisdiction, as to any action that it may be requested or required to take, or that it may propose to take, in the performance of any of its obligations under this Agreement and the other Collateral Documents.

(b)

Any written direction given to the Collateral Agent by an Act of Instructing Debtholders that in the sole judgment of the Collateral Agent imposes, purports to impose or might reasonably be expected to impose upon the Collateral Agent any obligation or liability not set forth in or arising under this Agreement and the other Collateral Documents will not be binding upon the Collateral Agent unless the Collateral Agent elects, at its sole option, to accept such direction.

5.6        Limitation of Liability.

The Collateral Agent will not be responsible or liable for any action taken or omitted to be taken by it hereunder or under any other Collateral Documents except for its own gross negligence, bad faith or wilful misconduct as determined by a court of competent jurisdiction.

5.7        Documents in Satisfactory Form.

The Collateral Agent will be entitled to require that all agreements, certificates, opinions, instruments and other documents at any time submitted to it, including those expressly provided for in this Agreement, be delivered to it in a form and with substantive provisions reasonably satisfactory to it.

5.8        Entitled to Rely.

The Collateral Agent may conclusively rely upon, and shall be fully protected in relying upon, any writing, certificate, notice, statement, order or other document (including any facsimile) reasonably believed by it to be genuine and correct and to have been signed or sent by or on behalf of the proper Person or Persons and need not investigate any fact or matter stated in any such document. The Collateral Agent may seek and rely upon, and shall be fully protected in relying upon, any judicial order or judgment, upon any advice, opinion or statement of legal counsel, independent consultants and other experts selected by it in good faith and upon any certification, instruction, notice or other writing delivered to it by the Company or any other Obligor in compliance with the provisions of this Agreement or delivered to it by any Secured Debt Representative as to the Secured Debtholders for whom it acts, without being required to determine the authenticity thereof or the correctness of any fact stated therein or the propriety or validity of service thereof. The Collateral Agent may act in reliance upon any instrument comporting with the provisions of this Agreement or any signature reasonably believed by it to be genuine and may assume that any Person purporting to give notice or receipt or advice or make any statement or execute any document in connection with the provisions hereof or the other Collateral Documents has been duly authorized to do so. To the extent a certificate, Officers’ Certificate or opinion of counsel is required or permitted under this Agreement to be delivered to the Collateral Agent in respect of any matter, the Collateral Agent may rely conclusively on such certificate, Officers’ Certificate or opinion of counsel as to such matter and such certificate, Officer’s Certificate or opinion of counsel shall be full warranty and protection to the Collateral Agent for any action taken, suffered or omitted by it under the provisions of this Agreement and the other Collateral Documents.

5.9        Secured Debt Default.

The Collateral Agent will not be required to inquire as to the occurrence or absence of any Secured Debt Default and will not be affected by or required to act upon any notice or knowledge as to the occurrence of any Secured Debt Default unless and until it receives a Notice of Actionable Default.

5.10      Actions by Collateral Agent.

As to any matter not expressly provided for by this Agreement or the other Collateral Documents, the Collateral Agent will act or refrain from acting as directed by an Act of Instructing Debtholders and will be fully protected if it does so, and any action taken, suffered or omitted pursuant to hereto or thereto shall be binding on the Secured Debtholders.

5.11      Security or Indemnity in Favour of the Collateral Agent.

The Collateral Agent will not be required to advance or expend any funds or otherwise incur any financial liability in the performance of its duties or the exercise of its powers or rights hereunder unless it has been provided with security and indemnity reasonably satisfactory to it against any and all liability or expense which may be incurred by it by reason of taking or continuing to take such action.

5.12      Rights of the Collateral Agent.

In the event of any conflict between any terms and provisions set forth in this Agreement and those set forth in any other Collateral Document, the terms and provisions of this Agreement shall supersede and control the terms and provisions of such other Collateral Document. In the event there is any bona fide, good faith disagreement between the other parties to this Agreement or any of the other Collateral Documents resulting in adverse claims being made in connection with Collateral held by the Collateral Agent and the terms of this Agreement or any of the other Collateral Documents do not unambiguously mandate the action the Collateral Agent is to take or not to take in connection therewith under the circumstances then existing, or the Collateral Agent is in doubt as to what action it is required to take or not to take hereunder, it will be entitled to refrain from taking any action (and will incur no liability for doing so) until directed otherwise in writing by a request signed jointly by the Parties entitled to give such direction or by order of a court of competent jurisdiction.

5.13	Limitations on Duty of Collateral Agent in Respect of Collateral.

(a)

Beyond the exercise of reasonable care in the custody of Collateral in its possession, the Collateral Agent will have no duty as to any Collateral in its possession or control or in the possession or control of any agent or bailee or any income thereon or as to preservation of rights against prior parties or any other rights pertaining thereto and the Collateral Agent will not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times or otherwise perfecting or maintaining the perfection of any Lien in the Collateral. The Collateral Agent will be deemed to have exercised reasonable care in the custody of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which it accords its own property, and the Collateral Agent will not be liable or responsible for any loss or diminution in the value of any of the Collateral by reason of the act or omission of any carrier, forwarding agency or other agent or bailee selected by the Collateral Agent in good faith.

(b)

The Collateral Agent will not be responsible for the existence, genuineness or value of any of the Collateral or for the validity, perfection, priority or enforceability of the Liens in any of the Collateral, whether impaired by operation of law or by reason of any action or omission to act on its part hereunder, except to the extent such action or omission constitutes gross negligence, bad faith or wilful misconduct on the part of the Collateral Agent, for the validity or sufficiency of the Collateral or any agreement or assignment contained therein, for the validity of the title of any Obligor to the Collateral, for insuring the Collateral or for the payment of taxes, charges, assessments or Liens upon the Collateral or otherwise as to the maintenance of the Collateral. The Collateral Agent hereby disclaims any representation or warranty to the present and future holders of the Secured Obligations concerning the perfection of the Liens granted hereunder or in the value of any of the Collateral.

5.14      Assumption of Rights, Not Assumption of Duties.

Notwithstanding anything to the contrary contained herein:

(a)

each of the parties thereto will remain liable under each of the Collateral Documents (other than this Agreement) to the extent set forth therein to perform all of their respective duties and obligations thereunder to the same extent as if this Agreement had not be executed;

(b)

the exercise by the Collateral Agent of any of its rights, remedies or powers hereunder will not release such parties from any of their respective duties or obligations under the other Collateral Documents; and

(c)	the Collateral Agent will not be obligated to perform any of the obligations or duties of any of the parties thereunder other than the Collateral Agent.

5.15      No Liability for Clean Up of Hazardous Materials.

In the event that the Collateral Agent is required to acquire title to an asset for any reason, or take any managerial action of any kind in regard thereto, in order to carry out any fiduciary or trust obligation for the benefit of another, which in the Collateral Agent’s sole discretion may cause the Collateral Agent to be considered an “owner or operator” under any environmental laws or otherwise cause the Collateral Agent to incur, or be exposed to, any environmental liability or any liability under any other federal, provincial or local law, the Collateral Agent reserves the right, instead of taking such action, either to resign as Collateral Agent or to arrange for the transfer of the title or control of the asset to a court appointed receiver. The Collateral Agent will not be liable to any Person for any environmental liability or any environmental claims or contribution actions under any federal, provincial or local law, rule or regulation by reason of the Collateral Agent’s actions and conduct as authorized, empowered and directed hereunder or relating to any kind of discharge or release or threatened discharge or release of any hazardous materials into the environment.

ARTICLE 6
RESIGNATION AND REMOVAL OF THE COLLATERAL AGENT

6.1        Resignation or Removal of Collateral Agent.

Subject to the appointment of a successor Collateral Agent as provided in Section 6.2 and the acceptance of such appointment by the successor Collateral Agent:

(a)

the Collateral Agent may resign at any time by giving not less than 45 days’ notice of resignation to each Secured Debt Representative and the Company, provided that such notice period may be waived by each Secured Debt Representative and the Company; and

(b)	the Collateral Agent may be removed at any time, with or without cause, by an Act of Instructing Debtholders.

6.2        Appointment of Successor Collateral Agent.

Upon any such resignation or removal, a successor Collateral Agent may be appointed by an Act of Instructing Debtholders. If no successor Collateral Agent has been so appointed and accepted such appointment within 30 days after the predecessor Collateral Agent gave notice of resignation or was removed, the retiring Collateral Agent may (at the expense of the Company), at its option, appoint a successor Collateral Agent, or petition a court of competent jurisdiction for appointment of a successor Collateral Agent, which must be a chartered bank or trust company:

(a)	authorized to exercise corporate trust powers;

(b)	maintaining an office in Toronto, Ontario;

(c)	authorized to carry on business in each jurisdiction where the Collateral is located; and

(d)	that is not a Secured Debt Representative.

The Collateral Agent will fulfill its obligations hereunder until a successor Collateral Agent meeting the requirements of this Section 6.2 has accepted its appointment as Collateral Agent and the provisions of Section 6.3 have been satisfied.

6.3        Succession.

When the Person so appointed as successor Collateral Agent accepts such appointment:

(a)

such Person will succeed to and become vested with all the rights, powers, privileges and duties of the predecessor Collateral Agent, and the predecessor Collateral Agent will be discharged from its duties and obligations hereunder; and

(b)

the predecessor Collateral Agent will (at the expense of the Company) promptly transfer all Liens and collateral security and other property of the Trust Estates within its possession or control to the possession or control of the successor Collateral Agent and will execute instruments and assignments as may be necessary or desirable or reasonably requested by the successor Collateral Agent to transfer to the successor Collateral Agent all Liens, interests, rights, powers and remedies of the predecessor Collateral Agent in respect of the Collateral Documents or the Trust Estates.

Thereafter the predecessor Collateral Agent will remain entitled to enforce the immunities granted to it in Article 5 and the provisions of Sections 9.11 and 9.12.

6.4        Merger, Conversion or Consolidation of Collateral Agent.

Any Person into which the Collateral Agent may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which the Collateral Agent shall be a party, or any Person succeeding to the corporate trust business of the Collateral Agent (by acquisition or otherwise) shall be the successor of the Collateral Agent pursuant to Section 6.3, provided that (a) without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties hereto, except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding, such Person satisfies the eligibility requirements specified in clauses (a) through (d) of Section 6.2 and (b) prior to any such merger, conversion or consolidation, the Collateral Agent shall have notified the Company and each Secured Debt Representative thereof in writing.

ARTICLE 7
REPRESENTATIONS AND WARRANTIES

7.1        Representations and Warranties of the Obligors.

Each Obligor hereby represents and warrants for the benefit of each Secured Debt Representative, the Collateral Agent and each Secured Party on the date hereof, as follows:

(a)	each of the Company and the other Obligors has been duly formed, validly exists, and has all requisite organizational power and authority to conduct its business as intended and own its assets;

(b)

each of the Company and the other Obligors has taken all necessary organizational action to authorize the execution, delivery and performance of this Agreement and the other Collateral Documents to which it is a party;

(c)

each of the Company and the other Obligors has duly authorized, executed and delivered this Agreement and the other Collateral Documents to which it is a party, and the execution and delivery of this Agreement and such other Collateral Documents by it will not violate any applicable law binding upon it or conflict in any material respect with any agreement to which it is a party;

(d)

this Agreement constitutes valid and legally binding obligations of each of the Company and the other Obligors, enforceable against each of them in accordance with the terms hereof, subject only to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to general principles of equity, including the principle that specific performance is an equitable remedy, available only in the discretion of the court;

(e)	the only jurisdictions in which each Obligor carries on business, and the chief executive office of each of the Obligors are as set out in Exhibit B hereto; and

(f)

no Obligor has trade names or has been known by any legal name different from the ones set forth in Exhibit B hereto, nor has any Obligor been the subject of any merger or other corporate reorganization.

7.2        Survival of Representations and Warranties.

All of the representations and warranties set forth in Section 7.1 shall survive the execution and delivery of this Agreement.

7.3        Concerning the Secured Debt Representatives and Collateral Agent.

The Collateral Agent represents and warrants to the Secured Debt Representatives that it is duly authorized to enter into this Agreement and to undertake the obligations expressed herein to be undertaken by it.

ARTICLE 8
COVENANTS

8.1        Affirmative Covenants of the Company.

Without limitation of any obligations of the Company or any other Obligor under any of the Secured Debt Documents, the Company shall:

(a)

notify the Collateral Agent at least 30 days prior to (i) any change of name of the Company or any Obligor, or (ii) any relocation (of which it has actual knowledge of the respective officers of the Company or any Obligor having direct responsibility in the area in question after having made reasonable inquiry of their relevant officers and employers) of (A) any Collateral into a jurisdiction where the Liens in respect of such Collateral are not then registered or filed, (B) the place of organization, registered office, principal place of business or chief executive office of the Company or any Obligor or (C) its corporate offices or locations at which any Collateral is originated or located or the location of its Collateral Records or books and records; and

(b)

at its own expense hold and preserve records, in accordance with prudent records maintenance policies, concerning the Collateral and permit representatives of the Collateral Agent at any time during normal business hours to inspect and make copies of and abstracts from such records.

ARTICLE 9
MISCELLANEOUS PROVISIONS

9.1	Amendment.

(a)

The Collateral Agent, acting as directed by an Act of Instructing Debtholders, and the Obligors may, at any time and from time to time, enter into written amendments or agreements supplemental hereto or to any other Collateral Document, provided that:

(i)

any amendment or supplement that has the effect solely of adding or maintaining Collateral, securing additional Secured Debt that was otherwise permitted by the terms of the Secured Debt Documents to be secured by the Collateral or preserving or perfecting the Liens thereon or the rights of the Collateral Agent therein will become effective when executed and delivered by the Company or any other applicable Obligor party thereto and the Collateral Agent;

(ii)	no amendment or supplement that reduces, impairs or adversely affects the right of any Secured Debtholder to:

(A)

vote its outstanding Secured Debt as to any matter described as subject to an Act of Instructing Debtholders (or amends the provisions of this clause (ii) or the definitions of “Act of Instructing Debtholders” or “Actionable Default”),

(B)

share in the order of application described in Section 3.4 in the proceeds of enforcement of or realization on any Collateral that has not been released in accordance with the provisions described in Section 4.1, or

(C)	require that Liens securing Secured Obligations be released only as set forth in the provisions described in Section 4.1,

will become effective without the consent of the requisite percentage or number of holders of each Series of Secured Debt so affected under the applicable Secured Debt Document; and

(iii)

no amendment or supplement that imposes any obligation upon the Collateral Agent or any Secured Debt Representative or adversely affects the rights of the Collateral Agent or any Secured Debt Representative, respectively, in its capacity as such will become effective without the consent of the Collateral Agent or such Secured Debt Representative, respectively.

The Collateral Agent or any Secured Debt Representative will not enter into any such amendment or supplement unless it has received an Officers’ Certificate to the effect that such amendment or supplement will not result in a breach of any provision or covenant contained in any of the Secured Debt Documents. Prior to executing any amendment or supplement pursuant to this Section 9.1, the Collateral Agent and the Secured Debt Representatives will be entitled to receive an opinion of Canadian counsel of the Company to the effect that the execution of such document is authorized or permitted hereunder, and with respect to amendments adding Collateral, the Collateral Agent will be entitled to an opinion of Canadian counsel of the Company addressing customary perfection, and if such additional Collateral consists of equity interests of any Person, priority matters with respect to such additional Collateral. Notwithstanding the foregoing, any amendment, supplement or other agreement with the purpose of releasing Collateral will only become effective with the consent of the Persons, if any, required to effect a release of such Collateral in accordance with the requirements set forth in Section 4.1.

(b)	Notwithstanding Section 9.1(a) but subject to Sections 9.1(a)(ii) and 9.1(a)(iii):

(i)

the Collateral Agent, acting as directed by an Act of Instructing Debtholders, and the Obligors may, at any time and from time to time, without the consent of any Parity Lien Secured Parties, amend or supplement any Collateral Document that secures Priority Lien Obligations (but does not secure Parity Lien Obligations); and

(ii)

any amendment or waiver of, or any consent under, any provision of this Agreement or any Collateral Document that secures Priority Lien Obligations will apply automatically to any comparable provision of any comparable Parity Lien Document without the consent of or notice to any Parity Lien Secured Party and without any action by any Obligor or any Parity Lien Secured Party; and

provided, however, that if the jurisdiction in which any such Parity Lien Document will be filed prohibits the inclusion of the language above or would prevent a document containing such language from being recorded, the Parity Debt Representatives and the Priority Debt Representatives agree, prior to such Parity Lien Document being entered into, to negotiate in good faith replacement language stating that the Lien granted under such Parity Lien Document is subject to the provisions of this Agreement.

9.2        Voting.

In connection with any matter under this Agreement requiring a vote of holders of the Secured Debt, each Series of Secured Debt will cast its votes as a block in accordance with the Secured Debt Documents governing such Series of Secured Debt. The amount of Secured Debt to be voted by a Series of Secured Debt will equal (a) the aggregate principal amount of Secured Debt held by such Series of Secured Debt (including outstanding letters of credit whether or not then available to be drawn), plus (b) other than in connection with an exercise of remedies, the aggregate unfunded commitments to extend credit which, when funded, would constitute Indebtedness of such Series of Secured Debt. Following and in accordance with the outcome of the applicable vote under its Secured Debt Documents, the Secured Debt Representative of each Series of Secured Debt will cast at the written direction of the holders that it represents all of its votes as a block in respect of any vote under this Agreement. If a consent, approval, waiver, determination, vote or other direction is required under any Collateral Document, then upon the request of the Collateral Agent or any other Secured Debt Representative, each Secured Debt Representative shall promptly notify the Collateral Agent and each other Secured Debt Representative in writing, as of any time that the requesting Person may specify in such request (but in no event less than three (3) Business Days from the date of such request), of (i) for the purpose of determining if there has been an Act of Instructing Debtholders or otherwise, the aggregate amount of the Secured Debt owing under the Secured Debt Documents (including, if applicable, any unfunded commitments) in respect of which such Secured Debt Representative serves as agent or representative as of such date, and (ii) such other information as the requesting Person may reasonably request concerning the amounts owing to the Secured Parties that such Secured Debt Representative represents.

9.3	Provision of Information: Meetings.

(a)

Subject to (i) any Person’s obligations pursuant to confidentiality agreements with parties other than an Obligor, and (ii) any confidentiality obligations owed by an Obligor to a Person which is not a Party, each Secured Party may (as it deems necessary or appropriate in its sole judgment but without any obligation to do so) freely discuss with each other, and freely disclose to each other, any information pertaining to the business and affairs of the Obligors, the Collateral, the Secured Debt and whether or not any Obligor is in compliance with or in default or in breach of any of the Secured Debt Documents and the Collateral Documents. The Obligors irrevocably consent to the discussions and disclosures between and among the Secured Parties as contemplated by this Agreement.

(b)

Any Secured Debt Representative may, at any time following the occurrence and during the continuation of an Actionable Default, request that a meeting of Secured Parties be convened, at times and locations specified in the notice, and upon such request having been given in accordance herewith, such meeting shall be convened as provided herein. A request for a meeting shall be made in a written notice given by any Secured Debt Representative to the other Secured Debt Representatives and the Collateral Agent in accordance herewith. Each such notice shall state the date of such meeting (which shall be not less than 10 nor more than 30 days after the date of such notice, unless otherwise agreed by each Secured Debt Representative and the Collateral Agent) and a general outline of the issues to be discussed at such meeting. Any Secured Party shall have the right to appoint any Person (including another Secured Party) to act as its representative at any such meeting of Secured Parties. No Secured Party shall be obligated to attend any such meetings, and no votes shall be taken at such meeting unless consented to by each Secured Debt Representative.

(c)

The Collateral Agent shall promptly and simultaneously distribute to each Secured Debt Representative any written notice it receives in its role as Collateral Agent, including any written notice received through the operation of the Secured Debt Documents or the Collateral Documents.

(d)	Except as otherwise provided herein, the Collateral Agent may, but shall not have any obligation nor duty to, participate in any meeting or consultation held pursuant to this Section 9.3.

(e)

Each Obligor shall promptly notify the Collateral Agent and each Secured Debt Representative of any confidentiality obligations it undertakes, after the date hereof, which would preclude or limit in any way disclosure of information among the Secured Parties.

(f)

The Collateral Agent shall have the right to disclose any information disclosed or released to it if in the opinion of the Collateral Agent, or its legal counsel, it is required to disclose under any applicable laws, court order or administrative directions. The Collateral Agent shall not be responsible or liable to any party for any loss or damage arising out of or in any way sustained or incurred or in any way relating to such disclosure.

9.4	Further Assurances.

(a)

Each of the Company and the other Obligors will do or cause to be done all acts and things that may be required, or that the Collateral Agent from time to time may reasonably request, to assure and confirm that the Collateral Agent holds, for the benefit of the holders of Secured Obligations, duly created and enforceable and perfected Liens upon the Collateral, including after-acquired Collateral and any property or assets that become Collateral pursuant to the definition thereof after the date hereof, subject only to such exceptions as may be contemplated by the Secured Debt Documents.

(b)

Subject to the obligations of each of the Company and the other Obligors pursuant to Section 9.4(a), upon the reasonable request of the Collateral Agent or any Secured Debt Representative at any time and from time to time, the Company and each of the other Obligors will promptly execute, acknowledge and deliver such Collateral Documents, instruments, certificates, notices and other documents, and take such other actions as may be reasonably required, or that the Collateral Agent may reasonably request, to create, perfect, protect, assure or enforce the Liens and benefits intended to be conferred, in each case as contemplated by the Secured Debt Documents.

(c)	The Obligors will keep their properties adequately insured at all times by:

(i)

financially sound and reputable insurance companies (which in the case of any insurance on any mortgaged property, are licensed to do business in the jurisdictions where the applicable Collateral is located), in such amounts, with such deductibles, and covering such risks as are carried or maintained under similar circumstances by Persons of established reputation engaged in similar businesses in the same or similar locations;

(ii)

maintaining such other insurance, to such extent and against such risks (and with such deductibles, retentions and exclusions), including fire and other risks insured against by extended coverage, as is customary with companies in the same or similar businesses operating in the same or similar locations, including public liability insurance against claims for personal injury or death or property damage occurring upon, in, about or in connection with the use of any properties owned, occupied or controlled by them;

(iii)	maintaining such other insurance as may be required by law; and

(iv)	maintaining such other insurance as may be required by the Secured Debt Documents.

(d)

Upon the request of the Collateral Agent, the Company and the Obligors will furnish to the Collateral Agent full information as to their property and liability insurance carriers. The Collateral Agent will be named as additional insureds on all liability insurance policies of the Company and the other Obligors.

(e)	All insurance policies required by Section 9.4(c)will:

(i)

name Collateral Agent, on behalf of the Secured Parties, as an additional insured thereunder as its interests may appear and (ii) in the case of each property damage insurance policy, contain a loss payable clause or endorsement, reasonably satisfactory in form and substance to Collateral Agent, that names Collateral Agent, on behalf of the Secured Parties, as the loss payee thereunder;

(ii)

provide that the insurers will endeavour to deliver 30 days prior written notice to the Collateral Agent of (A) any cancellation or termination of such insurance or (B) any reduction in the limits of liability of such insurance;

(iii)	waive all claims for insurance premiums or commissions or additional premiums or assessments against the Secured Parties; and

(iv)	waive any right of the insurers to setoff or counterclaim or to make any other deductions, whether by way of attachment or otherwise, as against the Secured Parties.

(f)

Upon the request of the Collateral Agent, the Company and the other Obligors will permit the Collateral Agent or any of its agents or representatives, at reasonable times and intervals upon reasonable prior notice, to visit its offices and sites and inspect any of the Collateral and to discuss matters relating to the Collateral with their respective officers and independent chartered accountants. The Company and the other Obligors shall, at any reasonable time and from time to time upon reasonable prior notice, permit the Collateral Agent or any of its agents or representatives to examine and make copies of and abstracts from the records and books of account of the Company and the other Obligors and their Subsidiaries; provided that by virtue of this Section 9.4 the Company and the other Obligors shall not be deemed to have waived any right to confidential treatment of the information obtained, subject to the provisions of applicable law or court order.

9.5        Perfection of Junior Trust Estate.

Solely for purposes of perfecting the Lien of the Collateral Agent in its capacity as agent of the Parity Lien Secured Parties in any portion of the Junior Trust Estate consisting of any instruments, goods, negotiable documents, tangible chattel paper or certificated securities in the possession of the Collateral Agent as part of the Senior Trust Estate, the Priority Lien Secured Parties hereby acknowledge that the Collateral Agent also holds such instruments, goods, negotiable documents, tangible chattel paper and certificated securities as bailee for the benefit of the Collateral Agent for the benefit of the Parity Lien Secured Parties.

9.6	Successors and Assigns.

(a)

Except as provided in Article 5 and Article 6, the Collateral Agent may not, in its capacity as such, delegate any of its duties or assign any of its rights hereunder, and any attempted delegation or assignment of any such duties or rights will be null and void. All obligations of the Collateral Agent hereunder will inure to the sole and exclusive benefit of, and be enforceable by, each Secured Debt Representative and each present and future holder of Secured Obligations, each of whom will be entitled to enforce this Agreement as a third-party beneficiary hereof, and all of their respective successors and assigns.

(b)

Neither the Company nor any other Obligor may delegate any of its duties or assign any of its rights hereunder, and any attempted delegation or assignment of any such duties or rights will be null and void. All obligations of the Company and the other Obligors hereunder will enure to the sole and exclusive benefit of, and be enforceable by, the Collateral Agent, each Secured Debt Representative and each present and future holder of Secured Obligations, each of whom will be entitled to enforce this Agreement as a third-party beneficiary hereof, and all of their respective successors and assigns.

9.7        Secured Parties in their Individual Capacities.

Each Secured Party and its Affiliates may make loans to, accept deposits from and generally engage in any kind of business with the Obligors and any other parties to the Collateral Documents and the Secured Debt Documents as though it were not a Secured Party hereunder or a party to the other Secured Debt Documents. With respect to the extensions of credit made by it under a Secured Debt Document, each Secured Debt Representative shall have the same rights and powers under this Agreement and the other Secured Debt Documents as any other Secured Party making a comparable, extension of credit to the Obligors and may exercise the same as though it were not a Secured Debt Representative

9.8        Delay and Waiver.

No failure to exercise, no course of dealing with respect to the exercise of, and no delay in exercising, any right, power or remedy arising under this Agreement or any of the other Collateral Documents will impair any such right, power or remedy or operate as a waiver thereof. No single or partial exercise of any such right, power or remedy will preclude any other or future exercise thereof or the exercise of any other right, power or remedy. The remedies herein are cumulative and are not exclusive of any remedies provided by law.

9.9        Notices.

Any communications, including notices and instructions, between the parties hereto or notices provided herein to be given shall be in writing and shall be given to the following addresses: If to the Collateral Agent:

TSX Trust Company
200 University Avenue, Suite 300
Toronto, Ontario
M5H 4H1

Attention:        Vice President, Trust Services
Fax:      416-361-0470

If to the Company or any other Obligor:
C/O Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario
M5X 1E3

Attention:        Chief Financial Officer
Fax:      416-366-7722

and if to any other Secured Debt Representative, to such address as it may specify by written notice to the parties named above.

Each notice hereunder will be in writing and may be personally served or sent by facsimile or courier service and will be deemed to have been given when delivered in Person or by courier service and signed for against receipt thereof, upon receipt of facsimile. Each Party may change its address for notice hereunder by giving written notice thereof to the other Parties as set forth in this Section 9.9.

Promptly following any Discharge of Priority Lien Obligation each Priority Debt Representative with respect to each applicable Series of Priority Lien Debt that is so discharged will provide written notice of such discharge to the Collateral Agent and to each other Secured Debt Representative.

9.10      Entire Agreement.

This Agreement states the complete agreement of the parties relating to the undertaking of the Collateral Agent set forth herein and supersedes all oral negotiations and prior writings in respect of such undertaking and no implied duties or obligations shall be read into the Agreement against the Collateral Agent; provided however that all rights, obligations and liabilities of the parties to the Original CTA that have accrued prior to the date hereof shall continue after the execution of this Agreement but shall be subject to the terms and conditions of this Agreement.

9.11      Compensation; Expenses.

The Obligors jointly and severally agree to pay, promptly upon demand:

(a)	such compensation to the Collateral Agent and its agents, co-agents and sub- agents as the Company and the Collateral Agent may agree in writing from time to time;

(b)

all reasonable costs and expenses incurred in the preparation, execution, delivery, filing, recordation, administration or enforcement of this Agreement or any other Collateral Document or any consent, amendment, waiver or other modification relating thereto;

(c)

all reasonable fees, expenses and disbursements of legal counsel (on a solicitor and his own client full indemnity basis) and any auditors, accountants, consultants or appraisers or other professional advisors, experts and agents engaged by the Collateral Agent or any Secured Debt Representative incurred in connection with the negotiation, preparation, closing, administration, performance or enforcement of this Agreement and the other Collateral Documents or any consent, amendment, waiver or other modification relating thereto and any other document or matter requested by the Company;

(d)

all reasonable costs and expenses of creating, perfecting, releasing or enforcing the Collateral Agent’s security interests in the Collateral, including filing and recording fees, expenses and taxes, stamp or documentary taxes, search fees, and title insurance premiums;

(e)

all other reasonable costs and expenses incurred by the Collateral Agent or any Secured Debt Representative in connection with the negotiation, preparation and execution of the Collateral Documents and any consents, amendments, waivers or other modifications thereto and the transactions contemplated thereby or the exercise of rights or performance of obligations by the Collateral Agent thereunder; and

(f)

after the occurrence of any Secured Debt Default, all costs and expenses incurred by the Collateral Agent or any Secured Debt Representative in connection with the preservation, collection, foreclosure or enforcement of the Collateral subject to the Collateral Documents or any interest, right, power or remedy of the Collateral Agent or in connection with the collection or enforcement of any of the Secured Obligations or the proof, protection, administration or resolution of any claim based upon the Secured Obligations in any Insolvency Proceeding, including all fees and disbursements of legal counsel (on a solicitor and his own client full indemnity basis), accountants, auditors, consultants, appraisers and other professionals engaged by the Collateral Agent or the Secured Debt Representatives.

None of the provisions contained in this Agreement or any supplement shall require the Collateral Agent to expend or risk its own funds or otherwise incur financial liability in performing its duties or in the exercise of any of its rights or powers.

The agreements in this Section 9.11 will survive repayment of all other Secured Obligations, the termination of this Agreement and the removal or resignation of the Collateral Agent.

9.12	Indemnity.

(a)

In addition to and without limiting any other protection of the Collateral Agent hereunder or otherwise by law, the Obligors jointly and severally agree to defend, indemnify, pay and hold harmless the Collateral Agent, each Secured Debt Representative, each Secured Debtholder and each of their respective Affiliates and each and all of the directors, officers, partners, trustees, employees, attorneys and agents, and (in each case) their respective heirs, representatives, successors and assigns (each of the foregoing, an “Indemnitee”) from and against any and all Indemnified Liabilities whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Collateral Agent in connection with its acting as Collateral Agent hereunder; provided, no Indemnitee will be entitled to indemnification hereunder with respect to any Indemnified Liability to the extent such Indemnified Liability is found by a final and non-appealable decision of a court of competent jurisdiction to have resulted from the gross negligence or wilful misconduct of such Indemnitee.

	(b)	All amounts due under this Section 9.12 will be payable upon demand.

(c)

To the extent that the undertakings to defend, indemnify, pay and hold harmless set forth in Section 9.12(a) may be unenforceable in whole or in part because they are violative of any law or public policy, each of the Obligors will contribute the maximum portion that it is permitted to pay and satisfy under applicable law to the payment and satisfaction of all Indemnified Liabilities incurred by Indemnitees or any of them.

(d)

No Obligor will ever assert any claim against any Indemnitee, on any theory of liability, for any lost profits or special, indirect or consequential damages or (to the fullest extent a claim for punitive damages may lawfully be waived) any punitive damages arising out of, in connection with, or as a result of, this Agreement or any other Secured Debt Document or any agreement or instrument or transaction contemplated hereby or relating in any respect to any Indemnified Liability, and each of the Obligors hereby forever waives, releases and agrees not to sue upon any claim for any such lost profits or special, indirect, consequential or (to the fullest extent lawful) punitive damages, whether or not accrued and whether or not known or suspected to exist in its favour.

(e)

The agreements in this Section 9.12 will survive repayment of all other Secured Obligations, the termination of this Agreement and the removal or resignation of the Collateral Agent or the Secured Debt Representatives.

(f)

To the extent the Collateral Agent is not fully indemnified pursuant to Section 9.12(a), each Secured Debtholder shall, severally but not jointly based on its percentage share of the aggregate Secured Obligations at the applicable time, indemnify the Collateral Agent from and against any Indemnified Liabilities against them whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Collateral Agent in connection with its acting as Collateral Agent hereunder; provided that each Secured Debtholder shall not be required to indemnify the Collateral Agent to the extent that such Indemnified Liability results from the gross negligence or wilful misconduct of the Collateral Agent. Notwithstanding anything herein to the contrary, except as set forth in the preceding sentence, any indemnity contained in this Agreement shall apply regardless of the negligence (whether such negligence is sole, joint, concurrent, active or passive) other than gross negligence of any of the Collateral Agent, and regardless of any pre-existing condition or defect or any form of strict liability. If and to the extent that the foregoing undertaking may be unenforceable for any reason, subject to the same limitations as set forth above, each Secured Debtholder hereby agrees to make the maximum contribution to the payment and satisfaction of each of the such Indemnified Liabilities which is permissible under applicable law.

9.13      Severability.

If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

9.14      Headings.

Section headings herein have been inserted for convenience of reference only, are not to be considered a part of this Agreement and will in no way modify or restrict any of the terms or provisions hereof.

9.15      Obligations Secured.

All obligations of the Obligors set forth in or arising under this Agreement will be Secured Obligations and are secured by all Liens granted by the Collateral Documents.

9.16      Governing Law.

This Agreement shall be governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.17      Consent to Jurisdiction.

All judicial proceedings brought against any Party arising out of or relating to this Agreement or any of the other Collateral Documents (or for recognition or enforcement of any judgment) may be brought in any court of competent jurisdiction in the Province of Ontario (or if such proceeding relates to a specific Collateral Document, such other jurisdiction as may be specifically set forth therein). By executing and delivering this Agreement, each Obligor, for itself and in connection with its properties, irrevocably:

(a)	accepts generally and unconditionally the non-exclusive jurisdiction and venue of such courts;

(b)	waives any defense of forum non conveniens;

(c)

agrees that service of all process in any such proceeding in any such court may be made by registered or certified mail, return receipt requested, to such party at its address provided in accordance with Section 9.9;

(d)

agrees that service as provided in clause (c) above is sufficient to confer personal jurisdiction over such party in any such proceeding in any such court and otherwise constitutes effective and binding service in every respect; and

(e)	agrees each party hereto retains the right to serve process in any other manner permitted by law or to bring proceedings against any party in the courts of any other jurisdiction.

Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that Collateral Agent may otherwise have to bring any action or proceeding relating to this Agreement against any Obligor or its properties in the courts of any jurisdiction.

9.18      Waiver of Jury Trial.

Each Party waives its rights to a jury trial of any claim or cause of action based upon or arising under this Agreement or any of the other Collateral Documents or any dealings between them relating to the subject matter of this Agreement or the intents and purposes of the other Collateral Documents. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this Agreement and the other Collateral Documents, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Each Party acknowledges that this waiver is a material inducement to enter into a business relationship, that each Party has already relied on this waiver in entering into this Agreement, and that each Party will continue to rely on this waiver in its related future dealings. Each Party further warrants and represents that it has reviewed this waiver with its legal counsel and that it knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. This waiver is irrevocable, meaning that it may not be modified either orally or in writing (other than by a mutual written waiver specifically referring to this Section 9.18 and executed by each of the Parties), and this waiver will apply to any subsequent amendments, renewals, supplements or modifications of or to this Agreement or any of the other Collateral Documents or to any other documents or agreements relating thereto. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

9.19      Counterparts.

This Agreement may be executed in any number of counterparts (including by facsimile or electronic transmission), each of which when so executed and delivered will be deemed an original, but all such counterparts together will constitute but one and the same instrument.

9.20      Effectiveness.

This Agreement will become effective upon the execution of a counterpart hereof by each of the Parties and receipt by each Party of written notification of such execution and written or telephonic authorization of delivery thereof.

9.21      Additional Obligors.

The Company will cause each of its Subsidiaries that becomes an Obligor or is required by any Secured Debt Document to become a party to this Agreement to become a party to this Agreement, for all purposes of this Agreement, by causing such Subsidiary or Person required by any Secured Debt Document to become a party to this Agreement to execute and deliver to the Parties a Collateral Trust Joinder, whereupon such Subsidiary or Person required by any Secured Debt Document to become a party to this Agreement will be bound by the terms hereof to the same extent as if it had executed and delivered this Agreement as of the date hereof. The Company agrees to provide each Secured Debt Representative with a copy of each Collateral Trust Joinder executed and delivered pursuant to this Section.

9.22      Continuing Nature of this Agreement.

This Agreement, including the subordination provisions hereof, will be reinstated if at any time any payment or distribution in respect of any of the Priority Lien Obligations is rescinded or must otherwise be returned in an Insolvency Proceeding or otherwise by any of the Priority Lien Secured Parties or any representative of any such Party (whether by demand, settlement, litigation or otherwise). In the event that all or any part of a payment or distribution made with respect to the Priority Lien Obligations is recovered from any of the Priority Lien Secured Parties in an Insolvency Proceeding or otherwise (and whether by demand, settlement, litigation or otherwise), any payment or distribution received by any of the Parity Lien Secured Parties with respect to the Parity Lien Obligations from the proceeds of any Collateral at any time after the date of the payment or distribution that is so recovered, whether pursuant to a right of subrogation or otherwise, will be deemed to have been received by the Parity Lien Secured Parties in trust as property for the Priority Lien Secured Parties and the Parity Lien Secured Parties will forthwith deliver such payment or distribution to the Collateral Agent, for the benefit of the Priority Lien Secured Parties, for application to the Priority Lien Obligations until such Priority Lien Obligations have been paid in full in cash and all commitments in respect of Priority Lien Obligations have been terminated.

9.23      Insolvency.

This Agreement will be applicable both before and after the commencement of any Insolvency Proceeding by or against any Obligor. The relative rights, as provided for in this Agreement, will continue after the commencement of any such Insolvency Proceeding on the same basis as prior to the date of the commencement of any such case, as provided in this Agreement.

9.24      Rights and Immunities of Secured Debt Representatives.

Any present and future Secured Debt Representative will be entitled to all of the rights, protections, immunities and indemnities set forth in the credit agreement, indenture or other agreement governing the applicable Secured Debt with respect to which such Person will act as representative, in each case as if specifically set forth herein. In no event will any Secured Debt Representative be liable for any act or omission on the part of the Obligors or the Collateral Agent hereunder.

9.25      Assignment

The Assigning Collateral Agent hereby assigns, transfers and conveys to the Collateral Agent all of the right, title and interest of the Assigning Collateral Agent in and to the Original CTA as amended and restated by this Agreement as at and from the date hereof, to have and to hold the same unto the Collateral Agent absolutely. The Collateral Agent accepts the assignment set forth herein and hereby agrees with the Assigning Collateral Agent that it shall be bound by and observe, perform and comply with all of the terms and provisions contained in this Agreement in replacement of the Assigning Collateral Agent and to take the full benefit of all rights and be subject to all of the obligations pertaining to the Assigning Collateral Agent under this Agreement to the same extent as if the Assigning Collateral Agent had been a party hereto in the place and stead of the Assigning Collateral Agent with effect from the date hereof.

[The remainder of this page has intentionally been left blank]

IN WITNESS WHEREOF, the Parties have caused this Collateral Trust Agreement to be executed by their respective officers or representatives as of the day and year first above written.

TSX TRUST COMPANY, as Collateral Agent

By:	“Kathy Thorpe”
Name: Kathy Thorpe
Title: Senior Trust Officer

By:	“Shelley Martin”
Name: Shelley Martin
Title: Senior Trust Officer

TSX TRUST COMPANY, as Canadian Trustee

By:	“Kathy Thorpe”
Name: Kathy Thorpe
Title: Senior Trust Officer

By:	“Shelley Martin”
Name: Shelley Martin
Title: Senior Trust Officer

Signature Page to the A&R CTA -1

EQUITY FINANCIAL TRUST COMPANY

By:	“Kathy Thorpe”
Name: Kathy Thorpe
Title: Senior Trust Officer

By:	“Shelley Martin”
Name: Shelley Martin
Title: Senior Trust Officer

Signature Page to the A&R CTA -2

BANRO CORPORATION

By:	“David Langille”
Name: David Langille
Title: Chief Financial Officer

	BANRO CONGO MINING S.A.		KAMITUGA MINING S.A.

By:	Désiré Sangara”	By:	“Désiré Sangara”
	Name: Désiré Sangara		Name: Désiré Sangara
	Title: Director		Title: Director

	LUGUSHWA MINING S.A.		NAMOYA MINING S.A.

By:	Désiré Sangara”	By:	By: “Désiré Sangara”
	Name: Désiré Sangara		Name: Désiré Sangara
	Title: Director		Title: Director

TWANGIZA MINING S.A.

By:	“Désiré Sangara”
Name: Désiré Sangara
Title: Director

Signature Page to the A&R CTA -4

BANRO GROUP (BARBADOS) LIMITED

By:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

Witness: “Gillian M. H. Clarke”
Name: Gillian M. H. Clarke
Address: 19 Farringdon Close Paradise
Heights, St. Michael
Occupation: Attorney-At-Law

BANRO CONGO (BARBADOS) LIMITED

By:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

Witness: “Gillian M. H. Clarke”
Name: Gillian M. H. Clarke
Address: 19 Farringdon Close Paradise
Heights, St. Michael
Occupation: Attorney-At-Law

KAMITUGA (BARBADOS) LIMITED

By:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

Witness: “Gillian M. H. Clarke”
Name: Gillian M. H. Clarke
Address: 19 Farringdon Close Paradise
Heights, St. Michael
Occupation: Attorney-At-Law

Signature Page to the A&R CTA -5

LUGUSHWA (BARBADOS) LIMITED

By:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

Witness: “Gillian M. H. Clarke”
Name: Gillian M. H. Clarke
Address: 19 Farringdon Close Paradise
Heights, St. Michael
Occupation: Attorney-At-Law

NAMOYA (BARBADOS) LIMITED

By:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

Witness: “Gillian M. H. Clarke”
Name: Gillian M. H. Clarke
Address: 19 Farringdon Close Paradise
Heights, St. Michael
Occupation: Attorney-At-Law

TWANGIZA (BARBADOS) LIMITED

By:	“Stephen L. Greaves”
Name: Stephen L. Greaves
Title: Director

Witness: “Gillian M. H. Clarke”
Name: Gillian M. H. Clarke
Address: 19 Farringdon Close Paradise
Heights, St. Michael
Occupation: Attorney-At-Law

Signature Page to the A&R CTA -6

NAMOYA GSA HOLDINGS

By:	(signed)
Name: [Redacted]
Title: [Redacted]

TWANGIZA GFSA HOLDINGS

By:	(signed)
Name: [Redacted]
Title: [Redacted]

Signature Page to the A&R CTA -7

BAIYIN INTERNATIONAL INVESTMENT LTD.

By:	(signed)
Name: [Redacted]
Title: [Redacted]

RFW BANRO INVESTMENTS LIMITED

By:	(signed)
Name: [Redacted]
Title: [Redacted]

Signature Page to the A&R CTA -8

GRAMERCY FUNDS MANAGEMENT LLC

By:	(signed)
Name: [Redacted]
Title: [Redacted]

Signature Page to the A&R CTA -9

EXHIBIT A
TO THE AMENDED & RESTATED COLLATERAL TRUST AGREEMENT
FORM OF COLLATERAL TRUST JOINDER

The undersigned, <*>, a <*>, hereby agrees to become party as [an Obligor] [a Parity Debt Representative] [a Priority Debt Representative] under the Amended & Restated Collateral Trust Agreement dated as of April 19, 2017 among Banro Corporation, Banro Group (Barbados) Limited, Banro Congo (Barbados) Limited, Namoya (Barbados) Limited, Lugushwa (Barbados) Limited, Twangiza (Barbados) Limited, Kamituga (Barbados) Limited, Banro Congo Mining S.A., Namoya Mining S.A., Lugushwa Mining S.A., Twangiza Mining S.A., and Kamituga Mining S.A. the Obligors party thereto, and TSX Trust Company, as Collateral Agent, as amended, supplemented, amended and restated or otherwise modified and in effect from time to time, for all purposes thereof on the terms set forth therein, and to be bound by the terms of said Amended & Restated Collateral Trust Agreement as fully as if the undersigned had executed and delivered said Amended & Restated Collateral Trust as of the date thereof.

The provisions of Article 9 of said Amended & Restated Collateral Trust Agreement will apply with like effect to this Joinder.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Joinder as of <*>, 20<*>.

[•]

By:
Name:
Title:

EXHIBIT B
TO THE AMENDED & RESTATED COLLATERAL TRUST AGREEMENT
JURISDICTIONS, CHIEF EXECUTIVE OFFICE AND TRADE NAMES OF OBLIGORS

Name of Obligor	Jurisdictions where business is carried on	Location of Chief Executive Office	Trade Names
Banro Corporation	Ontario	1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario M5X 1E3	None.
Banro Congo Mining S.A.	Democratic Republic of the Congo	15 Avenue Mwanga Muhumba, Ibanda Bukavu, South Kivu Democratic Republic of the Congo	None.
Kamituga Mining S.A.	Democratic Republic of the Congo	15 Avenue Mwanga Muhumba, Ibanda Bukavu, South Kivu Democratic Republic of the Congo	None.
Lugushwa Mining S.A.	Democratic Republic of the Congo	15 Avenue Mwanga Muhumba, Ibanda Bukavu, South Kivu Democratic Republic of the Congo	None.
Namoya Mining S.A.	Democratic Republic of the Congo	15 Avenue Mwanga Muhumba, Ibanda Bukavu, South Kivu Democratic Republic of the Congo	None.
Twangiza Mining S.A.	Democratic Republic of the Congo	15 Avenue Mwanga Muhumba, Ibanda Bukavu, South Kivu Democratic Republic of the Congo	None.
Banro Group (Barbados) Limited	Barbados	Parker House, Wildey Business Park Wildey Road, St. Michael, BB14006 Barbados	None.

Name of Obligor	Jurisdictions where business is carried on	Location of Chief Executive Office	Trade Names
Banro Congo (Barbados) Limited	Barbados	Parker House, Wildey Business Park Wildey Road, St. Michael, BB14006 Barbados	None.
Namoya (Barbados) Limited	Barbados	Parker House, Wildey Business Park Wildey Road, St. Michael, BB14006 Barbados	None.
Lugushwa (Barbados) Limited	Barbados	Parker House, Wildey Business Park Wildey Road, St. Michael, BB14006 Barbados	None.
Twangiza (Barbados) Limited	Barbados	Parker House, Wildey Business Park Wildey Road, St. Michael, BB14006 Barbados	None.
Kamituga (Barbados) Limited	Barbados	Parker House, Wildey Business Park Wildey Road, St. Michael, BB14006 Barbados	None.

B-2